Q4
20

Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

ORGANIGRAM

INTRODUCTION

This Management’s Discussion and Analysis dated November 29, 2020 (this “MD&A”), should be read in conjunction with the audited annual consolidated financial statements (the “Financial Statements”) of Organigram Holdings Inc. (the “Company” or “Organigram”) for the year ended August 31, 2020 (“Fiscal 2020” or “Q4 Fiscal 2020” when referring to the three months ended August 31, 2020), including the accompanying notes thereto.

Financial data in this MD&A is based on the consolidated Financial Statements of the Company for the year ended August 31, 2020 and has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis oil calculations.

Financial figures relating to prior periods in the eight‐quarter comparative table captioned “Summary of Quarterly Results” have been restated due to the reclassification of discontinued operations (see note 26 of the Financial Statements) and the reclassification of indirect production to cost of sales (see note 19 of the Financial Statements).

The financial information in this MD&A contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under IFRS but are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

• Yield per plant (in grams);

• Plants per room;

• Target production capacity;

• Adjusted Gross Margin; and

• Adjusted EBITDA.

The Company believes that these non‐IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. The non‐IFRS financial performance measures are defined in the sections in which they appear. Adjusted Gross Margin and Adjusted EBITDA are reconciled to IFRS in the “Financial Review and Discussion of Operations” section of this MD&A.

As there are no standardized methods of calculating these non‐IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non‐IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company has determined to discontinue reporting cost‐of‐cultivation as a non‐IFRS financial measure, on the basis that due to the absence of standardized methods for calculating non‐IFRS financial measures, and widely varying inputs and methodologies used in the industry for metrics of this nature, the information is difficult to compare and potentially confusing.

The Company’s wholly‐owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis derived products (a “Licensed Producer” or “LP”) under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the “Cannabis Act”) and regulated by Health Canada.

The Company’s head and registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company’s common shares (“Common Shares”) are listed under the ticker symbol “OGI” on both the Nasdaq Global Select Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”). Any inquiries regarding the Company may be directed to its Vice President, Investor Relations, Amy Schwalm, at (416) 704‐ 9057 or by email to investorrelations@organigram.ca.

Additional information relating to the Company, including the Company’s most recent Annual Information Form (the “AIF”) is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	1

CAUTIONARY STATEMENT REGARDING FORWARD‐LOOKING INFORMATION

Certain information herein contains or incorporates comments that constitute forward‐looking information within the meaning of applicable securities legislation (“forward‐looking information”). Forward‐looking information, in general, can be identified by the use of forward‐looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward‐looking information has been based on the Company’s current expectations about future events.

Certain forward‐looking information in this MD&A includes, but is not limited to the following:

• Moncton Campus (as defined herein) licensing and target production capacity and timing thereof;

• Expectations regarding production capacity, facility size, THC (as defined herein) content, costs and yields;

• The impact of the current global health crisis caused by COVID‐19 (as defined below);

• Expectations around demand for cannabis and related products, future opportunities and sales including the relative mix of medical versus adult‐use recreational products, the relative mix of products within the adult‐use recreational category including wholesale, the Company’s financial position, future liquidity and other financial results;

• Legislation of additional cannabis types and forms for adult‐use in Canada including regulations relating thereto and the implementation thereof and our future product forms;

• Expectations around branded products and derivative‐based products with respect to timing, launch, product attributes, composition and consumer demand;

• Strategic investments and capital expenditures, and expected related benefits;

• Expectations regarding the resolution of litigation and other legal proceedings;

• The general continuance of current, or where applicable, assumed industry conditions;

• Changes in laws, regulations and guidelines, including the recreational and medical cannabis market;

• Price of cannabis and derivative cannabis products;

• Impact of the Company’s cash flow and financial performance on third parties, including its supply partners;

• Fluctuations in the price of Common Shares and the market for the Common Shares;

• Treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act

(as defined herein) and the renewal of the Company’s license thereunder and the Company’s ability to obtain export licenses from time to time;

• The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;

• Expectations concerning access to capital and liquidity and the Company’s ability to access the public markets to fund operational activities and growth;

• The Company’s ability to remain listed on the TSX and NASDAQ and the impact of any actions it may be required to take to remain listed;

• The ability of the Company to generate cash flow from operations and from financing activities; and

• The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such statements may not be appropriate for other purposes. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and, conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	2

Factors that could cause actual results to differ materially from those set forth in forward‐looking information include, but are not limited to: financial risks; dependence on senior management, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines; industry competition; general economic conditions and global events including COVID‐19 retail store closures or reduced sales at retail stores or otherwise due to COVID‐19; heightened uncertainty as a result of COVID‐19 including economic and industry uncertainty and governmental action in respect thereto including with respect to impacts on production, operations, product development, new product launches, disclosure controls and procedures or internal control over financial reporting, including as they may be impacted by delays in remediation due to work from home policies and other COVID 19 impacts, demand for products and services, third‐party suppliers or service providers, and any existing or new international business partnerships; production facilities running at less than full capacity due to reduced workforce for reasons related to COVID‐19 (as described herein) and market demand; potential supply chain and distribution disruptions; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; expected number of medical and adult‐use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries and its investees’ ability to, where applicable, obtain and/or maintain their status as Licensed Producers (as defined herein) or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; non‐compliance with debt covenants; the potential size of the regulated adult‐use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s Rec 2.0 products (as defined herein), and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal controls over financial reporting and disclosure controls and procedures; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. Material factors and assumptions used in establishing forward‐looking information include that construction and production activities will proceed as planned and demand for cannabis and related products will change in the manner expected by management, in each case after taking into account any impacts related to COVID‐19 that are currently known or predicted by management based on the limited information available and the fluidity and uncertainty of the crisis. All forward‐looking information is provided as of the date of this MD&A.

The Company does not undertake to update any such forward‐looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD‐LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD‐LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	3

BUSINESS OVERVIEW

NATURE AND HISTORY OF THE COMPANY’S BUSINESS

The Company’s wholly‐owned subsidiary Organigram Inc. is a Licensed Producer of cannabis under the Cannabis Act.

The Company conducts its operations at its facility located in Moncton, New Brunswick. The Company has expanded its main facility over time to create additional production capabilities by strategically acquiring land and buildings adjacent to the main facility (together, the “Moncton Campus”). The Moncton Campus has been designed for differentiated cultivation and production with three‐tiered growing. While the Company has essentially completed its expansion at the Moncton Campus with respect to cannabis production capacity, it is still completing its refurbishment with respect to derivative products allowed for legal sale by Licensed Producers such as the Company under amendments to the Cannabis Act (“Rec 2.0”).

Patients order medical cannabis and cannabis derivative based products from the Company primarily through the Company’s online store or by phone. Medical cannabis dried flower and cannabis derivative based products are and will continue to be delivered by secured courier or other methods permitted by the Cannabis Act. The Company’s prices vary based on grow time, strain yield and market conditions.

The Company is also authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre‐rolls and cannabis derivative based products to approved retailers and wholesalers for adult‐use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

BUSINESS ENVIRONMENT

The Company’s business and activities are heavily regulated. framework of the Company’s business as of the date of the AIF. have the potential to impact the Company’s performance.

The Company’s AIF contains a more detailed description of the regulatory The following provides a description of recent regulatory developments that

Current Regulatory Landscape

Medical cannabis has been legal in Canada since 2001 under various regulatory regimes. On June 20, 2018, the Government of Canada passed the Cannabis Act to allow regulated and restricted access to cannabis for adult‐recreational users. The Cannabis Act came into force on October 17, 2018.

The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale and possession of cannabis in Canada. The Cannabis Act allows adults to legally possess and use cannabis and therefore the possession of small amounts of cannabis is no longer a criminal offence. It also made it a specific criminal offence to sell cannabis to a minor and created significant penalties for those who engage young Canadians in cannabis‐related offences.

On November 9, 2018, Health Canada issued a license to the Company under the Cannabis Act for standard cultivation, standard processing and sale for medical purposes (the “License”). On October 21, 2019, Health Canada amended the License to expand the classes of cannabis products that may be sold to adult recreational use sales channels or sold for medical purposes, to include cannabis topicals, cannabis extracts and edible cannabis. The License has also been amended to add additional growing, processing, drying and storage rooms. The Company received Health Canada’s approval for the renewal of the License effective March 20, 2020. The License is valid until March 20, 2023 and is subject to customary terms and conditions.

The Company also holds a cannabis license under the Excise Act, 2001 (the “Excise Act”) which was renewed on October 17, 2020 and expires on October 16, 2022. All Licensed Producers who are authorized to cultivate, produce and package cannabis products are also required to hold a cannabis license under the Excise Act from the Canada Revenue Agency. The Company intends to renew its licenses prior to expiry.

The Company received its research and development license (the “Research License”) from Health Canada on October 23, 2019 to conduct further in‐house research. The activities authorized under the Research License have and will continue to support the Company’s plans to commercialize cannabis products for Rec 2.0.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	4

Edibles and Derivative Products Regulation

The Cannabis Act was amended on October 17, 2019 to include provisions that came into force on that day relating to the legal sale by Licensed Producers, such as the Company, of a range of new cannabis product forms such as: “edible cannabis”, “cannabis extracts” and “cannabis topicals”.

Certain provinces have announced restrictions on the launch and sale of edible and vaporizable products in their markets, including Quebec and Newfoundland and Labrador. Alberta lifted its previously announced ban on vaporizable cannabis products on February 14, 2020. As the market and regulations are rapidly developing the impact of these announcements is not readily determinable at this time.

A limited selection of Rec 2.0 products began to appear gradually in physical or online stores in the latter half of December 2019. Licensed Producers are required to provide 60‐days prior notice to Health Canada of their intent to sell any new products and such notices could not be given until the new product forms were legalized on October 17, 2019. The Company provided notice for its vaporizer pen portfolio and cannabis‐infused chocolates in 2019 and continues to provide notices to Health Canada for new products from time to time.

See “Canadian Adult‐Use Recreational Market 2.0” in this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	5

KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q4-2020	Q4-2019	CHANGE	% CHANGE
Financial Results
Gross revenue	$25,389	$19,235	$6,154	32%
Net revenue	$20,400	$16,290	$4,110	25%
Cost of sales	$29,007	$15,543	$13,464	87%
Gross margin before fair value adjustments	$(8,607)	$747	$(9,354)	(1,252)%
Gross margin % before fair value adj. (1)	-42%	5%	-47%	(940)%
Operating expenses	$13,573	$16,645	$(3,072)	(18)%
Adjusted EBITDA (2)	$(2,663)	$(7,163)	$4,500	(63)%
Net loss	$(38,590)	$(22,456)	$(16,134)	72%

Net cash used in operating activities (3)	$(10,128)	$(15,722)	$5,594	(36)%

Adjusted Gross Margin (4)	$6,156	$1,491	$4,665	313%
Adjusted Gross Margin % (4)	30%	9%	21%	233%

Financial Position
Working capital	$141,123	$152,417	$(11,294)	(7)%
Inventories and biological assets	$71,759	$113,796	$(42,037)	(37)%
Total assets	$435,127	$428,525	$6,602	2%

Operating Results
Kilograms harvested	11,137	7,434	3,703	50%
Kilograms sold - dried flower	4,859	2,425	2,434	100%

Note 1: Equals gross margin before fair value adjustments (as reflected in the Financial Statements) and gross margin before fair value adjustments divided by net revenue, respectively.

Note 2: Adjusted EBITDA is a non‐IFRS measure that the Company defines as net income (earnings) from continuing operations before: interest expense, net of investment income; income tax; depreciation, amortization, impairment, and gain (loss) on disposal of PP&E (per the statement of cash flows); share‐based compensation (per the statement of cash flows); share of loss and impairment loss from investments in associates; unrealized loss (gain) on changes in fair value of contingent consideration; expenditures incurred in connection with the NASDAQ cross‐listing; the fair value adjustment to biological assets and inventory; write‐offs and impairment of inventories and biological assets; write‐downs of inventory to net realizable value; and COVID‐19 related charges, net of any government subsidies. See the cautionary statement regarding non‐IFRS financial measures in the “Introduction” section at the beginning of this MD&A and the reconciliation to IFRS measures in the Financial Results and Review of Operations section of this MD&A.

Note 3: Q4 Fiscal 2020 net cash used in operating activities has been calculated based on a correction of a presentation error of Q1 to Q3 Fiscal 2020 net cash used in operating activities. Fiscal 2020 year‐to‐date net cash used in operating activities is correctly stated as per the Financial Statements.

Note 4: Adjusted Gross Margin is a non‐IFRS measure that the Company defines as net revenue less: (i) cost of sales, before the effects fair value changes to biological assets and changes in inventory sold; excluding (ii) write‐offs and impairment of inventories and biological assets; (iii) write‐downs to net realizable value; (iv) COVID‐19 related charges; and (v) unabsorbed overhead relating to underutilization of the production facility, most of which is related to non‐cash depreciation expense. See the cautionary statement regarding non‐IFRS financial measures in the “Introduction” section at the beginning of this MD&A and the reconciliation to IFRS measures in the Financial Results and Review of Operations section of this MD&A.

REVENUE

For the three months ended August 31, 2020, the Company reported $20,400 in net revenue. Of this amount $15,063 (73%) was sold to the adult‐use recreational market, $2,275 (11%) to the medical market, $2,593 (13%) to the international market, and $405 (2%) to the wholesale market with the balance to other revenues. Q4 Fiscal 2020 net revenue increased 25% from Q4 Fiscal 2019 net revenue of $16,290, primarily due to higher flower sales volumes, which was offset by a lower average net selling price (“ASP”) compared to Q4 Fiscal 2019, as the dried flower value segment of the recreational market, particularly in large format, grew in Q4 2020 and as the Company now has a number of value products in the market. Additionally, the sale of Rec 2.0 products (vape products and cannabis‐infused chocolates), which had not yet been legalized in Q4 Fiscal 2019, as well as significantly higher international revenues, contributed to the increase over Q4 Fiscal 2019. Q4 Fiscal 2019 net revenue was also lower than Q4 Fiscal 2020 due to a higher sales provision for returns and price adjustments. These contributors to higher net revenue in Q4 Fiscal 2020 were partly offset by a decline in recreational oil sales on lower demand for THC oil in the second year of adult‐use legalization.

Q4 Fiscal 2020 gross revenue increased 32% to $25,389 from $19,235 in the prior year period and was similarly impacted by the factors described above. The percentage increase in gross revenue highlights the increase in shipments and was substantially higher than the net revenue increase as excise taxes represented a greater proportion of gross revenue in Q4 Fiscal 2020 as ASP declined.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	6

Net revenue for Q4 Fiscal 2020 of $20,400 was net of a provision for product returns and pricing adjustments of $1,986 (each net of excise taxes) related to slow-moving products compared to net revenue for Q4 Fiscal 2019 of $16,290, which was net of a provision of $3,698.  The Company is cognizant that in this new and emerging market, the size of the customer base, its demands, and preferences cannot yet be ascertained with any level of certainty or reliability, and future demand for existing and new products remains to be determined as the market further develops and matures.

Dried flower comprised 85% of net revenue in the quarter. The ASP of dried flower decreased to $3.58 per gram on a quarter‐over‐quarter basis compared to $5.18 per gram for Q4 Fiscal 2019 as both the Company and the Canadian cannabis industry experienced general price compression in the adult‐recreational and medical markets as these markets matured and the customer and product mix evolved to focus more on value offerings. Further, the lower ASP was in part attributable to international bulk dried flower revenues, which was sold at a lower ASP as compared to Canadian domestic revenues. Selling prices are prone to fluctuation and there may be further price compression if the market remains oversupplied. The Company is committed to refining its product mix as customer preferences evolve.

Sales volumes of dried flower in grams increased 100% to 4,859 kg in Q4 Fiscal 2020 compared to the prior year comparative quarter, primarily as a result of a shift towards large format products as well as the contribution of wholesale and international dried flower sales.

COST OF SALES

Cost of sales for the three months ended August 31, 2020 increased to $29,007 compared to $15,543 in the prior year comparative period, primarily as a result of increased sales volumes. Included in Fiscal Q4 2020 cost of sales the Company wrote‐off excess and unsaleable inventories of $11,099, of which $8,325 related to trim and concentrated extract and $2,774 related to inventory write‐downs on account of provisions for unsaleable inventories and to reflect an estimated decline in selling prices. Additionally, $3,470 was incurred with respect to unabsorbed fixed overhead costs as a result of lower production volumes related to COVID‐19 and market demand. None of these write‐offs and charges were incurred in the prior year comparative period.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN

The Company realized gross margin before fair value adjustments for the three months ended August 31, 2020 of ($8,607), or (42%) as a percentage of net revenue, compared to $747, or 5%, in the prior year comparative period. The decrease in gross margin before fair value adjustments as a percentage of net revenue is largely due to: (i) inventory provisions and write‐off of excess and obsolete inventories; (ii) inventory write‐downs to net realizable value; (iii) unabsorbed overhead as a result of lower production volumes; (iv) higher cost of sales on higher post‐harvest costs; and (v) a lower ASP from increased competition and the ongoing evolution of the customer and product mix as well as provisions for product returns and pricing adjustments.

Adjusted gross margin1 for the three months ended August 31, 2020 was $6,156, or 30%, compared to $1,491, or 9%, in the prior year quarter largely due to a higher provision for sales returns and pricing adjustments .in Q4 Fiscal 2019.

OPERATING EXPENSES

Selling, general and administrative expenses and share-based compensation were collectively $11,542 for Q4 Fiscal 2020, a decrease from $16,032 in Q4 Fiscal 2019, due to the Company’s efforts to right-size operations particularly as a result of COVID-19, higher than normal licensing and professional fees in the prior year of $1,976, and a reduction in share-based compensation expense of $1,437 (for SG&A employees as defined and discussed below) in part as a result of the Company’s shift in equity compensation schemes.

Included in operating expenses are impairment losses on property, plant and equipment and intangible assets of $2,031, which is comprised of impairment charges of $1,303 against the 1812 Hemp supply agreement intangible asset with the balance mostly related to miscellaneous impairment of property, plant and equipment and an onerous  provision related to the future contractual construction costs relating to Phase 4C (the final stage of the Company's Phase 4 expansion, discussed below).  The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment.

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1 Adjusted gross margin is a non‐IFRS financial measure. See the cautionary statement regarding non‐IFRS financial measures in the “Introduction” section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	7

ADJUSTED EBITDA

Negative adjusted EBITDA2 was $2,663 in Q4 Fiscal 2020 compared to negative adjusted EBITDA of $7,163 in Q4 Fiscal 2019. The improvement in adjusted EBITDA is primarily attributed to higher adjusted gross margin in Q4 Fiscal 2020 as discussed above. Please refer to the Financial Review and Discussion of Operations section of this MD&A for a reconciliation of net (loss) income to Adjusted EBITDA.

NET LOSS

The net loss was $38,590 in Q4 Fiscal 2020 compared to a net loss of $22,456 in Q4 Fiscal 2019. The increase in net loss was primarily attributed to higher cost of sales resulting from inventory write‐downs and provisions, which was partially offset by higher revenues as described above.

FINANCIAL POSITION

Working capital as at August 31, 2020 declined to $141,123 from $152,417 as at August 31, 2019 as the Company adjusted its fair value inputs and wrote‐down its biological assets and inventories, respectively. This was offset by a net increase in the Company’s cash and short‐term investments of $26,793 resulting from the two at‐the‐market equity raises and debt draws under the Company’s credit facility during Fiscal 2020.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO AUGUST 31, 2020

COVID‐19 CORPORATE ACTION PLAN

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID‐19”) a global pandemic. Government measures to limit the spread of COVID‐19, including the closure of non‐essential businesses for periods of time, disrupted the Company’s operations during the year ended August 31, 2020 which disruption is ongoing.

The production and sale of cannabis have been recognized as essential services across Canada and non‐essential businesses have had periods of reopening, however COVID‐19 pandemic related challenges persist. Due to the ongoing developments and uncertainty, it is not possible to predict the continuing impact that COVID‐19 will have on the Company, its financial position, its operating results and/or its cash flows. In addition, it is possible that estimates in the Company’s financial statements will change in the near‐term as a result of COVID‐19 and the effect of any such changes could be material, which could result in, among other things, further impairment of long‐lived assets including intangible assets. The Company continues to closely monitor the impact of COVID‐19 on all aspects of its business.

On April 6, 2020, Organigram announced the temporary layoff of approximately 45% of its workforce primarily in an effort to help contain COVID‐19. The Company offered voluntary layoffs to certain staff and those that accepted made up the majority of the layoffs. In some cases, due to the impacts of COVID‐19, some administrative, support and other functions were deemed non‐essential to the short‐term needs of the business and were temporarily laid off. The temporary layoffs were initiated on March 24, 2020. Lump‐sum payments (equating to approximately two weeks of work) were paid to the affected employees to help bridge the gap to available government programs. In addition, the Company absorbed the employee paid portion of health, dental and short‐term disability premiums for all employees during this difficult time. The impact of these temporary layoffs resulted in a charge of approximately $0.7 million during the month of April 2020, which is primarily associated with the lump sum payments provided to these employees. The Company also put in place a number of health and safety measures during Q3 and Q4 2020 including, but not limited to, the following:

• An Emergency Response Team was established to monitor pandemic updates, review safety protocols, assess public health risk and develop action plans;

• Moved to a work from home environment for any functions not required onsite;

• Implemented travel restrictions for work related travel, restricted visitor access to the Company’s facilities and imposed self-isolation for any employees who may have had symptoms of sickness and/or returned from international travel as of March 13th;

• Increased focus on sanitation and social distancing, with additional hand sanitizing stations throughout the Moncton Campus, cleaning and sanitizing of high touch surfaces, and additional cleaning in common areas;

• Imposed restrictions on large meetings and gatherings, opting for web‐based meetings and teleconferencing;

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2 Adjusted EBITDA is a non‐IFRS financial measure. See the cautionary statement regarding non‐IFRS financial measures in the “Introduction” section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	8

• Mandatory reporting of any hourly employee absence to an attendance phone line including specific reporting of any COVID‐19 symptoms; and

• Reminders of measures to reduce risk of infection and prevent spread including washing hands and avoiding contact with faces.

Effective May 13, 2020, the Company began to implement a staggered return‐to‐work plan.

On July 3, 2020, in response to the continued impact of COVID-19 on the Company’s business and the continuing evolution of the Canadian cannabis industry the Company announced that in order to better align its production capacity to prevailing market conditions it had reduced its workforce by 25% by permanently laying off 220 employees.  As of the date of this MD&A, the Company has 431 active employees operating out of its Moncton Campus facility and another 86 outside the facility for 517 total active employees.

LEADERSHIP CHANGES
On July 20, 2020, the Company announced the departure of Ray Gracewood, Senior Vice President of Marketing and Communications who left the Company to pursue other interests.

On October 23, 2020, the Company announced the departure of Julie Chamberlain, Vice President, Marketing who left the Company effective November 6, 2020 for a General Manager role in a non‐competing industry. Further, Cameron Bishop, Vice President, Public Affairs and Stakeholder Relations has also left Organigram to pursue other interests as a consultant.

OTHER KEY DEVELOPMENTS

On June 9, 2020, the Company announced its largest international supply deal to date in the form of a multi‐year agreement with one of Israel’s largest and most established medical cannabis producers, Canndoc Ltd., a subsidiary of InterCure Ltd. for supply of up to 6,000 kg of dried flower. Canndoc has been a pioneer in pharmaceutical‐grade cannabis for more than 12 years and holds international cultivation and distribution agreements in the European Union and Canada.

On August 14, 2020, the Company announced its first shipment of bulk dried flower to Canndoc Ltd. as part of the Company’s multi‐year deal with Canndoc Ltd.

On October 23, 2020, the Company announced the funding of an additional $2.5 million investment in Hyasynth Biologicals Inc. (“Hyasynth”), a private biotechnology company and pioneer in the field of cannabinoid science and biosynthesis.

On November 12, 2020, the Company closed an underwritten public offering (the “Offering”) of 37,375,000 units (the “Units”) at a price of $1.85 per Unit, including the full exercise of the over‐allotment option, underwritten by a syndicate of underwriters led by Canaccord Genuity Corp.. Each Unit is comprised of one common share of the Company and one‐half of one common share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering at an exercise price of $2.50 per Warrant Share, subject to adjustment for certain events.

OPERATIONS AND PRODUCTION

CULTIVATION

While the vast majority of incremental production capacity between 2017 to 2019 by the Company’s competitors was generated from greenhouse (not indoor) production, Organigram focused on a core competency of controlling conditions in precisely built indoor environments with a commitment to continuous improvement and investment in information technology.

The Company’s cultivation plans focus on bringing new cultivars to the market and increasing the tetrahydrocannabinol (“THC”) and terpene profile of its dried flower to meet emerging consumer demand.

The Company is able to control all critical facets of the lighting and environmental elements in its facilities to drive maximum quality and yield in the plants it produces. The Company has also developed its own in‐house proprietary information technology system called OrganiGrow, a database which tracks all grow cycles by harvest period, strain, room, environmental conditions and other factors, which in turn allows the Company to understand and refine the optimal methods to grow cannabis plants.

As a function of its reduced workforce in Q4 Fiscal 2020 due to its layoff of 25% of its workforce, the Company experienced reductions in production and cultivation, as well as processing and packaging capacity. In early Q4 Fiscal 2020, the Company resumed pre‐roll production after it was paused in early Q3 Fiscal 2020 due to a significantly reduced workforce as a result of COVID‐19.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	9

The Company harvested 11,138 kg of cannabis during Q4 Fiscal 2020 compared to 7,434 kg in Q4 Fiscal 2019.  The increase from the comparative period, notwithstanding the reduced workforce, was due to greater capacity from the build out of the Moncton Campus.

PHASE 4 EXPANSION

As previously disclosed in Q2 Fiscal 2020, the Company has completed construction of Phases 4A and 4B of the Moncton Campus and received licensing approval from Health Canada for total licensed cultivation capacity of 89,000 kg per year. As the Company adjusts its production methods to achieve higher THC levels in its cannabis plants, the yield per plant has been reduced by approximately 20%, thereby resulting in a licensed capacity of approximately 70,000 kg per year. The total capacity will fluctuate as we refine growing methods and the actual utilization will be dependent on the combination of inventory levels and forecasted sales demand.

As first disclosed with the release of Organigram’s 2019 annual financial results on November 25, 2019, the Company’s management made a strategic decision to delay completion of Phase 4C (the final stage of the Phase 4 expansion), largely due to lower than anticipated consumer demand (which the Company believes is largely due to the lack of an adequate retail store network) and to more effectively manage and prioritize cash flow as well as potentially use the space in Phase 4C for other opportunities (if strategic and/or market factors dictate). During Q3 2020, the Company’s management decided to indefinitely defer completion of Phase 4C, as originally designed for additional cultivation capacity, based on forecast market demand.  Phase 4C of the Moncton Campus has effectively been partially completed and without any foreseeable near-term use for this Phase, the Company recognized an impairment loss of $37.7 million in relation to this asset in Q3 Fiscal 2020.  Refer to the Financial Review and Discussion of Operations section of this MD&A for further information.

As previously estimated and disclosed, the complete Phase 4 expansion of the Moncton Campus facility represented a total of 77,000 kg per year of additional annual target production capacity and was divided into a series of stages (4A: 25,000 kg; 4B: 28,000 kg; and 4C: 24,000 kg).  As a consequence of the aforementioned yield reduction and indefinite deferral of the completion of Phase 4C, the revised annual target production capacity for Phase 4 is now estimated at 42,000 kg (4A: 20,000 kg; 4B: 22,000 kg).  During Q4 Fiscal 2020, Phase 4C was completed such that it could be occupied.

For the foreseeable future, the Company plans to continue to cultivate less than its cultivation capacity in response to less than anticipated consumer demand as noted above. As discussed herein, the Company has adjusted its workforce to align with expected demand trends. The Company continues to closely monitor market conditions and the evolving COVID‐19 situation.

PHASE 5 REFURBISHMENT

Phase 5 plans include refurbishing 56,000 square feet of interior space within the Company’s existing facility for design under European Union GMP (“EU GMP”) standards for additional extraction capacity, a derivatives and edibles facility and additional office space. EU GMP describes the minimum standard that a manufacturer must meet in its production processes. EU GMP certification is subject to inspections coordinated by the European Medicines Agency. The Company has no plans to seek certification in the near future. Phase 5 houses the high speed, high capacity, fully automated chocolate production line which includes an advanced chocolate molding line and a fully integrated packaging line that includes advanced engineering, robotics, high speed labeling and automated carton packing. Phase 5 plans also include expanded vaporizer pen filling and automated packaging, additional extraction by both CO2 and hydrocarbons as well as expanded areas for formulation including short path distillation for edibles and vaporizer pen formulas. During Q3 Fiscal 2020, Phase 5 received licensing from Health Canada and includes the approval of a two‐floor production facility designed to support all processing activity as well as dedicated spaces for packaging of flower, pre‐rolls, vape pens and powdered beverages. The amendment to the License also allows for new purpose‐built harvest and drying rooms and support areas for quality assurance, maintenance and sanitation.

The estimated total capital cost of Phase 5 is expected to be approximately $65 million. Phase 5 began generating revenue in the Fiscal Year ended 2020 and was substantially complete at year end.  The Company is continuing to work on the installation and commissioning of certain equipment in its edibles and extraction area including its hydrocarbon extraction equipment.

In addition to the Phase 4 and Phase 5 expansions, the Company also owns approximately 12.1 acres located across the road from its current production facility, which is available for any future expansion if needed.

The estimates of additional production capacity and costs related thereto in Phase 4 and Phase 5 represent forward‐looking information and are based on a number of material factors and assumptions, including the following:

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	10

• The facility size of the Moncton Campus will be as estimated with the same amount of cultivation space being used per grow room for cultivation as in Phase 2 and Phase 3;

• The ratio of dried flower cultivated per canopy square foot of grow room will be consistent with historical output in the Company’s existing facilities; and

• All grow rooms designated as production rooms will be utilized for their intended purposes (from time to time rooms may be used for other permitted purposes, such as for storage).

Several factors can cause actual costs and capacity to differ from estimates including, but not limited to, timing for receipt of regulatory approvals from Health Canada, construction delays or postponements and unforeseen obstacles. See “Risk Factors” in this MD&A and in the Company’s current AIF. Capital expenditures incurred encompass cost of work performed (including any retention/holdback amounts) and are added to property, plant and equipment during the period.

					EXPENDITURES ($M)

PHASE	PURPOSE	STATUS AS OF DATE OF MD&A	KG/YR OF TARGET PRODUCTION(1)	KG/YR OF CURRENT FLOWER CAPACITY(2)	SPENT IN Q4-2020	SPENT IN FISCAL 2020

1/2/3	Propagation, PreVeg, Organic, Flower, Post Harvest, Temporary Vapes Processing Area	Licensed and in Production	28,000	20,000	_	_

4A	Flower Rooms	Licensed and in Production	20,000	14,000	_	_

4B (3)	Flower Rooms	Licensed and in Production	22,000	16,000	1	4

4C	Flower Rooms	Completion Halted in Response to Market Conditions	N/A	N/A	1	18

5 (i) (4)	Post Harvest Rooms, Edibles, Vapes	Licensed and in Production	N/A	N/A	2	39

5 (ii) (4)	Harvest Rooms, Drying Rooms, Filling and Packaging Rooms for Various Products, Larger Extraction Facilities	Licensed	N/A	N/A

			70,000	50,000	4	61

(1) Based on current capacity and optimal operating condition for the whole cannabis plant.

(2) Based on current capacity and optimal operating condition for only the flower component of the cannabis plant. The overall Flower capacity can fluctuate significantly as management adjusts the number of plants it grows in each room.

(3) Due to less than anticipated consumer demand largely discussed herein, the Company’s management is currently utilizing less than the current operating capacity.

(4) The Company is continuing with commissioning work and expects there to be modest ongoing spend related to that as well as ongoing sustaining capex.

CANADIAN ADULT‐USE RECREATIONAL MARKET

Organigram conducts ongoing consumer research and leverages detailed analyses of consumer purchasing behaviors across Canada to help ensure the Company’s offerings are aligned with anticipated consumer preferences. The Company has been revitalizing its product portfolio with the launch of 40 new stock keeping units (“SKUs”) since July 2020 and expects to launch up to 18 more new SKUs by the end of Q2 Fiscal 2021.

REC 1.0

Dried flower remains the largest category in the Canadian adult‐use recreational market of all product form factors and the Company believes this category will continue to dominate based on the sales history in mature legal markets in certain US states.

Value segment offerings

The Company has noted the significant growth in the dried flower value segment of the market with intensifying competition including recent entries of lower priced offerings which have caused significant market share shifts within the value segment.  Particularly since the onset of the COVID-19 pandemic, value in large format sizes have become an increasing focus of consumers. In Q3 Fiscal 2020, the Company responded with the introduction of Trailer Park Buds (“TPB”), its first value offering of dried flower in a large size format of 28g which the Company believes is a differentiated product that does not compete on price alone because it is indoor-grown, whole dried flower and strain specific.  In early Q4 Fiscal 2020, the Company announced that it was proactively making some changes to the TPB brand and logo after reviewing perception around the brand with Health Canada.  In the intermediate term, Organigram moved to a modified version of the brand and logo, “Buds”. Longer term, the Company has identified options for a permanent revised brand and logo combination for its large format value brand.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	11

The Company’s value segment strategy also includes dried flower offerings that were launched in larger format sizes of 7g and 15g under the Trailblazer brand in July 2020. The Trailblazer value brand continues to offer increasingly higher THC levels versus what was offered when originally launched (near the start of adult‐use cannabis legalization), at a competitive price point, such that the Company believes that it can compete in the growing large format value segment of the market.

Subsequent to Q4 Fiscal 2020, Organigram continued to launch new products and in mid‐September 2020, expanded its strong value portfolio with the launch of SHRED, a high quality, high potency and affordable dried flower that is pre‐shredded for consumer convenience. SHRED offers three pre‐milled varieties, all with THC of 18% or more. It is made from whole flower, does not contain any shake or trim and is milled to the same specifications as the Company’s existing pre‐roll products. SHRED is currently Organigram’s most affordable option (on a per gram basis).

In November 2020, the Company announced the launch of limited edition seasonal offerings, including Trailblazer Kushmas Stix, an affordable 0.5g pre‐roll available in time for gift giving or for adult stocking stuffers.

High THC strains

Cannabis consumers continue to want both high THC dried flower products and cultivar diversity as supported by available sales data. As such, in early August 2020, the Company announced the launch of three new strains of Edison Cannabis Co. (“Edison”) dried flower products, with higher THC: The General (Grapefruit GG4), Chemdog and limited time offering, Samurai Spy (Ninja Fruit). Going forward, the Company has decided to change naming conventions to the street genetic names for dried flower products as it believes these names will better resonate with consumers.

Organigram also began rolling out further line extensions in June 2020, including new size formats and three pack pre‐rolls of its most popular strains such as Limelight and Blue Velvet, for example.

REC 2.0

Cannabis‐Infused Chocolates

At the end of July 2020, the Company announced the launch of Trailblazer Snax, a value‐priced, cannabis‐infused chocolate bar which is made with premium quality ingredients including cocoa butter, all‐natural flavors and pure distillate, while remaining an affordable cannabis‐infused option. It is available in both mint and mocha flavours at 42g with 10mg of THC. Organigram’s investment in state‐of‐the art chocolate equipment and manufacturing processes means that each of the five sections of the Trailblazer Snax bar are filled separately, allowing for higher accuracy of infusion.

The Company’s chocolate portfolio also consists of Edison Bytes truffles which are available in both milk and dark chocolate formulations. These products are available as single chocolates containing 10 mg of THC each or sets of two truffles containing 5 mg each.

In addition to Trailblazer Kushmas Stix, the Company is also offering Canadian cannabis consumers delicately spicy gingerbread flavours mingled with Edison Bytes’ signature rich milk chocolate. These limited time offerings are available in a two‐per‐pack format, with each truffle containing 5 mg THC for a total of 10 mg total in the box.

Vape Portfolio

The Company expects to launch Trailblazer Spark, Flicker and Glow 510‐thread Torch vape cartridges in a new 1g format before the end of Q2 Fiscal 2021 which will extend Organigram’s line up to a suite of trial‐size 0.5 g and full‐size 1 g cartridges for the 510 vaporizer. Trailblazer Torch offers customers 510 cartridges, high‐quality CO2 extract and three unique terpene‐infused flavours.

In addition to the Trailblazer Torch value‐segment offerings, the Company’s vape portfolio also includes products for the mainstream and the premium segments: Edison + Feather ready‐to‐go distillate pens and Edison + PAX ERA® distillate cartridges.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	12

Powdered Beverage Launch

In November 2020, Organigram launched Edison RE:MIX dissolvable cannabis powder. The pre‐packaged powder format makes it easy to mix Edison RE:MIX into beverages quickly and discreetly, so the product can be enjoyed, based on the consumer’s own preference, in a wide variety of settings and on occasions of their choosing.

The results of a recent Organigram survey suggest a significant majority of current cannabis consumers (74%) would prefer to add cannabis to their beverages by themselves (vs. a pre‐mixed beverage). The discreet nature of the product also addresses consumer concerns related to open cannabis consumption.

According to recent third party sales data in Colorado, cannabinoid-infused powders have rapidly risen to the top of the beverage category in popularity, representing 55% of the state’s beverage market sales. In fact, 46% of cannabis consumers reported enjoying cannabinoid-infused beverages multiple times a day (Headset – Colorado Market Insights – July 2020). In Canada, estimates suggest the recreational cannabis beverage market represents a $467M category opportunity and it is expected to increase by 15x its current market size over the next five years (Brightfield Group – Canadian Market Size Insights – July 2020).

As previously announced, Organigram’s researchers have developed a proprietary nano‐emulsification technology that generates nano‐ droplets which are very small and uniform; this provides improved absorption compared to traditional solid edibles and beverages, potentially allowing for a more reliable and controlled experience.

With traditional edibles, beverages, and ingestible oil‐based extracts, the body spends significant time breaking down fat soluble cannabinoid particles which are then absorbed and metabolized in the body before the effects are felt. This lengthy process can result in accidental overconsumption and undesirable experiences.

The nanoemulsion technology is also anticipated to have increased stability to temperature variations, mechanical disturbance, salinity, pH, and sweeteners. The powdered formulation holds the potential to offer consumers a measured dose of cannabinoids which they can then add to liquid, such as a beverage of their choice, while also offering the discretion, portability and shelf life expected of a dried powder formulation.

Edison RE:MIX is available in three formats: two sachets with 5 mg THC per sachet; two sachets with 5:5 mg THC:CBD per sachet; and five sachets with 10 mg CBD per sachet.

OUTLOOK

Organigram remains positive on the cannabis market both in Canada and abroad. The most recent data available from Statistics Canada shows that total Canadian adult use market sales (which represent the majority of legal cannabis sales in the country) tallied $256 million for just the month of September 20203. This represents an annualized run rate of approximately $3.1 billion, which is a record since adult recreational use was legalized in October 2018. Month‐over‐month sequential growth rate was 5.2% and year‐over‐year growth for September was 108.5%.

The Company believes there are a few factors that are creating tailwinds to further industry growth. First the legalization in October of 2019 of Rec 2.0 products has attracted consumers who were not interested in smoking or vaping. New categories such as vape pens, edibles (soft chews, chocolates), beverages to name a few have significantly expanded the addressable market. Second, the number of brick and mortar retail stores has increased significantly particularly in the back half of calendar 2020. Third, the industry as a whole has made a concerted effort to match or beat illicit market pricing which has helped accelerate the conversion of consumers from illicit to legal consumption.

Notwithstanding the above, the cannabis industry in Canada remains highly competitive and generally oversupplied versus the current market demand considering both regulated licensed producers and the still largely unfettered illicit market.  In early July 2020, the Company announced it had reduced its workforce by 25% in an effort to better align its production capacity to prevailing market conditions. After two years of adult-use recreational legalization in Canada, consumer trends and preferences continued to solidify, including significant growth in the large format value segment, a desire for higher THC potency particularly in dried flower as well as a penchant for newness including new genetic strains and novel products.  Organigram began a product portfolio revitalization earlier this year in an effort to address what it believes to be some of the biggest trends in order to grow sales and capture market share.

__________________________________________

3 Statistics Canada, Cannabis Stats Hub, Accessed: November 26, 2020, (https://www150.statcan.gc.ca/n1/pub/13‐610‐x/cannabis‐eng.htm)

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	13

At the same time, the number of retail stores in Canada began to grow meaningfully for the first time since legalization and in September 2020, Ontario’s cannabis retail  regulator began doubling the number of licenses being granted from 10 to 20 per month and is now on pace to add up to 40 stores per month, resulting in accelerated growth for Canada’s largest adult-use cannabis market.  Since July 2020, the number of retail stores in Canada’s 10 provinces grew one-third and increased approximately 140% in Ontario alone.

With a leaner workforce, the Company experienced some reductions in production, cultivation, processing and packaging capacity.  At certain times, this contributed to delays in the product launches for its portfolio revamp and hindered consistent order fulfillment, particularly for high velocity or fast moving items. The Company believes this resulted in some meaningful missed revenue opportunities in Q4 Fiscal 2020 and in Q1 Fiscal 2021.

With substantial retail store growth in play, the Company is evaluating its processes and supply chain, including the benefit of gradually scaling up staffing, to help ensure improved order fulfillment rates and in turn, potentially realize greater sales opportunities. Further, as many of the Company’s product launches are recent and some are still to come, the Company believes it will still take time for the new products to reach their full potential and gain market share to drive meaningful sales growth.

Organigram also continues to make investments in new genetics and improved cultivation processes to increase THC potency and introduce new strains into the highly important dried flower and pre‐roll categories. As discussed in the “Phase 4 Expansion” section of this MD&A, the Company intends to cultivate at less than its full cultivation capacity for the foreseeable future partly to help increase THC potency in its plants, which is anticipated to result in a negative non‐cash adjustment to cost of sales for unabsorbed fixed overhead costs.

In addition to Rec 1.0, the Company plans to continue to expand on Rec 2.0, which it believes will increasingly become a larger relative category more in line with mature U.S. legal markets. As indicated in previous quarters, the Company expects some production inefficiencies to persist in the near term and impact gross margin while it continues to launch new Rec 2.0 products and optimize production.

Outside of Canada, the Company continues to serve international markets (Israel and Australia) from Canada via export permits and looks to augment sales channels internationally over time. International sales increased significantly in Q4 Fiscal 2020 from the prior year period as Organigram shipped its first product to Canndoc Ltd in August 2020 under its supply agreement with the Israeli cannabis medical producer. In early Q1 Fiscal 2021, the Israeli Ministry of Health Israel amended its quality standards for imported medical cannabis. The Company has identified a pathway for demonstrating compliance with these updated standards and has initiated a process which, if completed successfully, will allow it to continue to supply product into the Israeli market.

Recent political changes and cannabis election ballot initiatives for both medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) has increased momentum but the timing and outcome remains difficult to predict.  As the Company continues to monitor and develop a potential  U.S. THC strategy, it continues to evaluate CBD entry opportunities in the United States.

MEDICAL MARKET

Organigram’s sales in the medical market in Q4 Fiscal 2020 decreased slightly from Q4 Fiscal 2019 due to a lower ASP on medical oil, which was offset by higher volumes, as well as higher revenues on medical flower and the launch of medical vapes and chocolates, which were not available in the prior year. The Company continues to be focused on ensuring there is no disruption in product availability for its patients.

On August 18, 2020, the Company announced its partnership with Medical Cannabis by Shoppers Inc. and TruTrace Technologies Inc. in an effort to track source and genetics of cannabis used by medical patients in order to provide real‐time information about the composition of each cannabis product used by Medical Cannabis by Shoppers customers.

REGISTERED PATIENTS

The Company quantifies the number of patients as those with an active prescription registration. The Company’s active patient count was 18,934 at the end of Q4 Fiscal 2020 compared to 17,200 at the end of Q4 Fiscal 2019. One of the contributors to the growth in patient count was Health Canada’s response to COVID‐19 whereby medical documents expiring between March 13, 2020 and September 30, 2020 were provided an extension for six months beginning on the day after their expiry. As a result of the shifting dynamics (launch of adult‐use recreational market) it will take the Company a number of quarters to be able to better anticipate the longer‐term trend of the medical patient count and medical cannabis business in Canada.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	14

INTERNATIONAL CANNABIS & CBD MARKETS

The Company continued to monitor its investments during Q4 Fiscal 2020.

ALPHA‐CANNABIS GERMANY

On October 10, 2018, the Company, through a wholly‐owned subsidiary, executed an investment agreement with alpha‐cannabis® Pharma GmbH (“Alpha‐Cannabis Germany” or “ACG”), located in Stadthagen, Germany, pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% interest in the aggregate issued and outstanding capital of ACG, on a fully diluted basis, for an aggregate investment of €1,625,000 (approximately $2.44 million) plus an additional amount of up to €875,000 (approximately $1.35 million) payable to ACG by way of issuance of Common Shares of the Company upon achievement of certain milestones.

Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market. With a team of highly experienced and reputable specialists from the pharmaceutical industry with scientific and business backgrounds, ACG is focused on the development, production and marketing of cannabis‐based active pharmaceutical ingredients and pharmaceuticals.

The Company intends to provide ACG with dried cannabis flower as well as sweet leaf for conversion into extracts for the burgeoning German medical cannabis market. Further, the parties also entered into an agreement whereby the Company has an option to purchase pure synthetic CBD isolate from Alpha‐Cannabis Germany.

Organigram and ACG jointly submitted a tender for domestic cultivation in Germany in Q1 Fiscal 2019. In April 2019, the Company and ACG learned they were not awarded any lots for domestic cannabis production by Germany’s Federal Institute for Drugs and Medical Devices. The Company believes another tender process is likely in the future. With further improvements to ACG facilities underway as well as additional licensing expected, Organigram believes ACG and itself will be better positioned in the next tender process for domestic cultivation.

During Q3 Fiscal 2020, the Company delivered its first shipment of dried flower to ACG for testing purposes as ACG is seeking to obtain certification for EU-GMP certified cannabis oil extracted from the Company’s non-certified dried flower.

EVIANA

On October 2, 2018, the Company participated in the debenture offering of Eviana Health Corporation (“Eviana”) by way of private placement. Eviana is a Canadian Securities Exchange (“CSE”) listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid‐based topical creams and products. The Company’s investment is in the form of convertible debentures and share purchase warrants, which together provide a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation rights on Eviana’s board of directors, and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures have a face value of $5,000, bear interest at 10% per annum, are non‐redeemable, and mature on October 2, 2020. The convertible debentures are convertible at the Company’s option at any time at a price of $1.15 per share, or into 4,347,826 common shares. Conversion of the debentures may be forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, are transferrable, and are exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which is convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share. These share purchase warrants were not exercised and have expired as of the date of this MD&A.

Concurrent with the Company’s investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana’s annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of five years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

On October 28, 2019, Eviana provided a default announcement in accordance with National Policy - 12-203 Management Cease Trade Orders (“NP 12-203”). Eviana made an application to the British Columbia Securities Commission, as its principal regulator, for a management cease trade order under NP 12-203 in respect of an anticipated default regarding its annual filings. On November 1, 2019, a cease trade order (CTO) was issued by the British Columbia Securities Commission and the Ontario Securities Commission.  On November 5, 2019, Eviana was suspended from the CSE in accordance with CSE Policy 3 which is considered a regulatory halt as defined in National Instrument 23-101 – Trading Rules.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	15

At May 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana. The Company determined the recoverable amount of Eviana to approximate $nil based on the higher of fair value less costs to dispose (“FVLCD”) and value‐in‐use (“VIU”). An impairment loss of $1,400 and $3,000 has been included in the statement of (loss) income and comprehensive (loss) income for the three and nine months ended May 31, 2020, respectively.

On June 18, 2020, the Company served Eviana with a notice of default and demand letter with respect to the non‐payment of interest relating to its convertible debentures as well as other applicable events of default under the debenture instrument. As of the date of this MD&A, the Company has not yet received its December 31, 2019 or June 30, 2020 interest payment on the Eviana convertible debenture.

OTHER STRATEGIC INVESTMENTS AND DEVELOPMENTS

The Company remains committed to the development and acquisition of cannabis or hemp related businesses and production assets in Canada or abroad (subject to compliance with applicable law), intellectual properties, technologies or other assets that are synergistic to the Company’s Canadian and international strategies.

HYASYNTH

On September 12, 2018, the Company entered into a strategic investment to purchase an aggregate of $10,000 convertible secured debentures (the “Hyasynth Debentures”) of Hyasynth Biologicals Inc. (“Hyasynth”), a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis, in three separate tranches. Organigram has purchased $5,000 in secured convertible 8% Hyasynth Debentures and has further agreed to purchase up to an additional $5,000 of Hyasynth Debentures in a series of two other tranches of $2,500 each based on Hyasynth attaining certain production milestones and the satisfaction of certain other customary closing conditions.

Hyasynth has patent‐pending enzymes, yeast cells and processes that make it possible to produce phytocannabinoids and phytocannabinoid analogues in genetically modified strains of yeast. These proprietary enzymes and yeast strains have allowed Hyasynth to produce CBG, CBD and THC for novel and specialized products such as vaporizable cannabis products and cannabis infused beverages for a fraction of the cost of traditional plant‐based production. The Company anticipates that its investment in Hyasynth has the potential to provide the Company with access to what it expects to be the future of cannabinoid production. The Company expects that cost‐effectiveness and scalability will be necessary to meet the needs of both the Canadian and global cannabis markets.

In addition to the investment, Organigram has the right to purchase potentially all of Hyasynth’s cannabinoid or cannabinoid‐related production at a 10% discount to the wholesale market price for a period of ten years. In addition to the major cannabinoids such as CBD and THC, Hyasynth is also pursuing the production and scale‐up of minor cannabinoids found only in limited quantities in the cannabis plant. One subset of these minor cannabinoids includes propyl‐cannabinoids such as cannabigerivarin (CBGV) and tetrahydrocannabivarin (THCV). While the Company expects that there will always be a need for premium indoor grown cannabis flowers, working with Hyasynth offers the potential to more quickly respond to market demand for cannabinoid‐based recreational and medical cannabis products.

Subsequent to year end, on October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.  This brings the Company’s total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.5% on a fully diluted basis as of October 23, 2020.

SUPPLY AGREEMENT FOR HEMP FOR CBD EXTRACTION

On January 18, 2019, the Company entered into an agreement (the “Supply Agreement”) with 703454 N.B. Inc. (carrying on business as 1812 Hemp) (“1812 Hemp”), a New Brunswick based industrial hemp research company to secure supply of hemp.

Pursuant to the Supply Agreement, the Company receives a 25% discount on all dried product purchased from 1812 Hemp and has continued access to future 1812 harvests until December 16, 2023, with the option to extend for an additional five‐year period. The Company made a payment of $1,500 to 1812 Hemp in connection with the Supply Agreement. Organigram acquired access to approximately 6,000 kg of dried hemp flower harvested in the fall of 2018, which it mostly acquired in Q3 Fiscal 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	16

In addition, pursuant to the Supply Agreement, Organigram has a right‐of‐first refusal on future procurement of hemp from 1812 Hemp.

On July 26, 2019, the Company entered into an advance payment and support agreement (“Payment Agreement”) with 1812 Hemp. Under the terms of the Payment Agreement, the Company advanced $3.0 million to 1812 Hemp in the form of a secured loan. These amounts may be applied against future purchases of hemp under the Supply Agreement. The aggregate amount of advances outstanding under the Payment Agreement as of January 1, 2020 will accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid. At August 31, 2020, $2,229 in principal was outstanding under the Payment Agreement. Subsequent to August 31, 2020, the Company demanded repayment of the entire amount owing by 1812 Hemp to the Company under the Payment Agreement.

During the three months ended August 31, 2020, management became aware that 1812 Hemp was facing financial hardship due to a lack of customer demand and a change in market conditions, and as a result had significantly scaled back operations.  Separately, the Company’s forecasted hemp purchases have decreased significantly as a result of slower than expected progression in Canadian hemp and CBD regulations. Thus, as a result of the aforementioned challenges, management impaired the Supply Agreement intangible asset to its recoverable amount, which was estimated to be $nil, by recording an impairment charge of $1,303 at August 31, 2020.

USE OF PROCEEDS OF PRIOR FINANCINGS

The following table sets out the Company’s previously disclosed expected uses of prior financings as set out in the prospectus filings of prior financings, which include: i) the proceeds of the offering of the December 2017 units; and ii) the proceeds of the offering of the January 2018 Debentures.

	ESTIMATED FUNDS REQUIRED FOR COMPLETION AS AT THE DATE OF THE RELATED PROSPECTUS	FUNDS THE COMPANY EXPECTS TO REQUIRE FOR COMPLETION AS AT AUG 31, 2020	ACTUAL FUNDS SPENT AS OF AUG 31, 2020	EXPECTED TIMEFRAME FOR COMPLETION AS AT THE DATE OF THE RELATED PROSPECTUS	EXPECTED TIMEFRAME FOR COMPLETION AS AT THE DATE HEREOF

Moncton Campus expansion (Phase 4)	$95.0 million	$nil	$123.8 million	December 2019	December 2019[3]

Strategic international opportunities	$5.4 million to $21.6 million[1]	$5.4 million to $21.6 million1	$7.6 million[2]	Ongoing	Ongoing

Strategic domestic expansion	Up to $43.1 million	Up to $38.0 million	$5.1 million	Ongoing	Ongoing

Hemp market presence	Up to $10.8 million	Up to $8.4 million	$4.5 million	Ongoing	Ongoing

(1) Comprised of December 2017 and January 2018 financings

(2) Excludes contingent consideration that is to be settled in Common Shares of the Company

(3) As disclosed in the “Moncton Campus Expansion” section of the MD&A, the Company has decided to indefinitely cease construction completion of Phase 4C, originally scheduled for completion by the end of calendar 2019. The Company completed Phase 4A and 4B prior to December 2019.

As set out in the table above, the majority of the funds raised were allocated for specific purposes, particularly related to the expansion of the Moncton Campus and strategic opportunities (refer to the “Moncton Campus Expansion” and “International Cannabis & CBD Markets” sections in this MD&A). At this stage, potential strategic acquisitions are at various stages of progression and the allocation of funds may change depending on the strategic priorities of the Company and management’s assessment of the competitive landscape.

During the year ended August 31, 2020, the Company raised net proceeds of approximately $52.9 million and $47.1 million under its December 2019 and April 2020 at‐the‐market equity offerings (“ATM Programs”), respectively. The Company has used, and intends to continue to use, the net proceeds from the ATM Programs to fund capital projects, for general corporate purposes, and to repay indebtedness.

On November 12, 2020, the Company closed an underwritten public offering of units for total gross proceeds of $69,144.  Please refer to the “Balance Sheet, Liquidity, and Capital Resources” section of the MD&A for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	17

FINANCIAL REVIEW AND DISCUSSION OF OPERATIONS

CAUTIONARY NOTE REGARDING NON‐IFRS FINANCIAL MEASURES

The Company uses certain non‐IFRS performance measures such as Adjusted EBITDA (excluding fair value adjustment to inventory and biological assets) and Adjusted Gross Margin in its MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement in the “Introduction” section at the beginning of this MD&A.

FINANCIAL HIGHLIGHTS

Below is an analysis of the changes from Fiscal 2018 to Fiscal 2019 and Fiscal 2019 to Fiscal 2020. In depth commentary is provided in the pages that follow in relation to the latter. Fiscal 2019 net revenue and gross margin increased over Fiscal 2018 as a result of the launch of the adult‐use recreational market in October 2018, which also resulted in a corresponding increase in operating expenses and other expenses as a result of this new market development, whereas during Fiscal 2018 the Company only generated revenues from medical patients.

	FISCAL 2020	FISCAL 2019	$ CHANGE	% CHANGE	FISCAL 2018
Financial Results
Gross revenue	$103,387	$97,547	$5,840	6%	$12,429
Net revenue	$86,795	$80,413	$6,382	8%	$12,429
Cost of sales	$105,004	$42,521	$62,483	147%	$6,814
Gross margin before fair value adjustments	$(18,209)	$37,892	$(56,101)	(148)%	$5,615
Gross margin % before fair value adj.	(21)%	47%	(68)%	(145)%	45%
Fair value adjustments to biological assets and changes in inventory sold	$(38,281)	$10,577	$(48,858)	(462)%	$46,018
Gross margin	$(56,490)	$48,469	$(104,959)	(217)%	$51,633
Operating expenses	$89,020	$42,982	$46,038	107%	$15,217

Income (loss) from operations	$(145,510)	$5,487	$(150,997)	(2,752)%	$36,416
Other expense (income)	$(9,353)	$14,991	$(24,344)	(162)%	$14,292
Net income (loss) from continuing operations	$(136,157)	$(9,504)	$(126,653)	1,333%	$22,124

Net income (loss) from continuing operations per common share, basic	$(0.789)	$(0.067)	$(0.722)	1,078%	$0.184

Net income (loss) from continuing operations per common share, diluted	$(0.789)	$(0.067)	$(0.722)	1,078%	$0.174

Net cash used in operating activities	$(45,125)	$(35,081)	$(10,044)	29%	$(12,704)

Adjusted Gross M argin1	$28,904	$38,633	$(9,729)	(25)%	$5,615
Adjusted Gross Margin % 1	33%	48%	(15)%	(31)%	45%
Adjusted EBITDA 1	$852	$20,644	$(19,792)	(96)%	$(1,003)

Financial Position
Working capital	$141,123	$152,417	$(11,294)	(7)%	$191,964
Inventory and biological assets	$71,759	$113,796	$(42,037)	(37)%	$64,827
Total assets	$435,127	$428,525	$6,602	2%	$302,567
Non-current financial liabilities	$106,289	$46,067	$60,222	131%	$98,743

Note 1: Non‐IFRS measures that have been defined and reconciled within their respective section sof the MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	18

NET REVENUE FROM CONTINUING OPERATIONS

Net revenue for the Company is defined as gross revenue net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis oil sold to the adult‐use recreational, medical, wholesale, and international marketplaces. During Q2 Fiscal 2020, the Company also launched its vape and chocolate products to the adult‐use recreational market.

For the three months ended August 31, 2020, net revenues increased by 25% to $20,400 from $16,290 for the three months ended August 31, 2019 primarily due to higher flower sales volumes, which was offset by a lower average net selling price (“ASP”) compared to Q4 Fiscal 2019, as the dried flower value segment of the recreational market, particularly in large format, grew in Q4 2020. Additionally, the sales of Rec 2.0 products (vape products and cannabis‐infused chocolates), which had not yet been legalized in Q4 Fiscal 2019, as well as significantly higher international revenues, contributed to the increase over Q4 Fiscal 2019. These contributors to revenue were offset by a decline in recreational oil sales as demand for THC oil decreased relative to Fiscal 2019 and the Company received returns primarily related to Fiscal 2019 sales.

Net revenue for Q4 Fiscal 2020 of $20,400 was net of a provision for product returns and pricing adjustments of $1,986 (each net of excise) compared to net revenue for Q4 Fiscal 2019 of $16,290 and a provision for product returns and pricing adjustments of $3,698. The majority of the current period product returns and price adjustments were due to vapes and an isolated wholesale return as well as slow moving recreational flower products. The lack of a sufficient retail network and slower than expected store openings in Ontario also continued to impact sales in Q4 Fiscal 2020, which was further exacerbated by increased industry supply. The Company is cognizant that in this new and emerging market, the size of the customer base, its demands, and preferences cannot yet be ascertained with any level of certainty or reliability and future demand for existing and new products remains to be determined as the market develops and matures.

Dried flower comprised 85% of net revenue in the quarter. The ASP of dried flower decreased to $3.58 per gram on a quarter‐over‐quarter basis compared to $5.18 per gram for Q4 Fiscal 2019 as both the Company and Canadian industry experienced general price compression in the adult‐recreational and medical markets as these markets matured and the customer and product mix evolved to more value offerings. Further, the lower ASP was a result of international bulk dried flower revenues, which was sold at a lower ASP compared to Canadian domestic revenues. Selling prices are prone to fluctuation and there may be further price compression if the market remains oversupplied. The Company is committed to refining its product mix as customer preferences evolve.

Sales volumes of dried flower in grams increased by 100% to 4,859 kg in Q4 Fiscal 2020 compared to the prior year comparative quarter, primarily as a result a shift towards large format products as well as the contribution of wholesale and international dried flower sales.

For the year ended August 31, 2020, the Company recorded an increase of 8% in net revenues to $86,795 from $80,413 for the year ended August 31, 2019. Net revenue increased on a year‐to‐date basis primarily due to the launch of Rec 2.0 products (vapes and chocolates) during Q2 Fiscal 2020 and wholesale and international revenues, which had not occurred in the prior comparative period. This was offset by a decrease in recreational flower and oil sales volumes as a result of large pipeline fill orders shipped during the initial launch of the adult‐use recreational market in the prior year, increased competition, and changing consumer preferences, particularly with respect to oil.

Net revenue for Fiscal 2020 of $86,795 was net of a provision for product returns and pricing adjustments of $8,282 (each net of excise) compared to net revenue for Fiscal 2019 of $80,413 and a provision for product returns and pricing adjustments of $3,698. The majority of Fiscal 2020 product returns and price adjustments were due to slow moving recreational oil and flower products, most of which related to revenues generated in Fiscal 2019.

For the year ended August 31, 2020, the ASP of dried flower decreased to $4.12 per gram compared to $5.00 per gram for the year ended August 31, 2019 due to $15,184 (or 17% as a percentage total net revenue) in opportunistic wholesale revenues, which garner a lower ASP at a higher gross margin, compared to $709 in the prior year, as well as a shift towards value‐oriented large format products and sales returns provisions related primarily to prior year sales. Offsetting this decline in ASP was a 41% increase in sales volumes to 17,269 kg over the prior year comparative period due to legalization of adult‐recreational use cannabis coming into effect partway through Q1 Fiscal 2019 as well as the general growth in this market.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	19

REVENUE COMPOSITION

The Company’s management reviews revenue composition by product category as follows for years ended August 31, 2020 and 2019:

FY-2019
$525 $710
$6,581
$3,738
$11,232
$57,627
NET REVENUES
$80,413
FY-2020
$2,147
$230
$7,372
$15,184
$3,287
$6,523
$49,893
$3,206
$78
-$1,125
NET REVENUES
$86,795
Wholesale Flower, Oil, and Derivatives
International Flower and Oil
Medical Oil, net of excise duty
Medical Flower, net of excise duty
Medical Vapes & Edibles, net of excise duty
Recreational Oil, net of excise duty (1)
Recreational Flower, net of excise duty
Recreational Vapes, net of excise duty
Recreational Edibles, net of excise duty
Other

(1) Comprised primarily of sales returns and price allowance provisions for recreational oil.

COST OF SALES AND GROSS MARGIN

The gross margin from continuing operations for the three months ended August 31, 2020 was ($28,756) compared to ($11,059) for the prior year comparative period. The decrease in gross margin quarter‐over‐quarter was primarily driven by primarily as a result of: (i) higher cost of sales on higher post‐harvest costs; (ii) inventory provisions and write‐off of excess and unsaleable inventories as well as inventory write‐downs to net realizable value ($11,099); (iii) unabsorbed overhead ($3,470) as a result of lower production volumes; (iv) a lower ASP from increased competition and the ongoing evolution of the customer and product mix; and (v) write‐downs to net realizable value relating to the fair value component of inventories (fair value loss of $16,261).

The gross margin from continuing operations for the year ended August 31, 2020 was ($56,490) compared to $48,469 for the prior year comparative period. The decrease in gross margin year‐over‐year was primarily driven by the same factors as described above: (i) higher cost of sales on higher post‐harvest costs; (ii) inventory provisions and write‐off of excess and unsaleable inventories as well as inventory write‐ downs to net realizable value ($35,584 compared to $744 in the prior year); (iii) unabsorbed overhead ($5,434 compared to $nil) as a result of lower production volumes; (iv) a lower ASP from increased competition and the ongoing evolution of the customer and product mix; and (v) write‐downs to net realizable value relating to the fair value component of inventories (fair value loss of $72,801 compared to $14,284).

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. The net decrease in fair value adjustments on a fiscal quarter‐to‐date and year‐to‐date basis compared to the prior year is due to an increase in harvested plants resulting in an increase in fair value on the growth of biological assets of $4,778 and $73,975 (August 31, 2019 ‐ $13,334 and $75,338), respectively, which was offset by the realization of the fair value increment for inventory sold of ($8,666) and ($39,455) (August 31, 2019 – ($11,712) and ($50,477)) and adjustments to the net realizable value of inventory of ($16,261) and ($72,801) (August 31, 2019 – ($13,428) and ($14,284)). The significant increase in adjustment to the net realizable value of inventory relates primarily to a write‐down of the Company’s inventory of flower, trim available for extraction, and concentrated extract for which the Company has excess quantities based on current market dynamics and forecast demand, also taking into consideration requirements with respect to the dating and specifications of products available for sale.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	20

Cost of sales primarily consists of the following:

• Costs of sales of cannabis (dried flower, pre‐rolls, and wholesale/international bulk flower), cannabis oil, vapes, chocolates, and other wholesale formats such as extract include the direct costs of materials and packaging, labour including any associated share‐based compensation, and depreciation of manufacturing related items such as building and equipment related to the production of cannabis and derivatives sold. This includes growing, cultivation and harvesting costs, extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;

• Costs related to other products such as vaporizers and other accessories;

• Shipping expenses to deliver product to the customer;

• The production cost of late‐stage biological assets that are disposed of, provisions and write‐downs for inventory that does not pass the Company’s quality assurance standards and obsolete products and packaging, write‐downs to net realizable value that reduce the value of inventory below the original production or purchase cost, and other production overhead; and

• Unabsorbed fixed overhead charges, primarily comprised of depreciation, resulting from the underutilization of cultivation and production capacity.

Illustrative Overview of Composition and Flow of Biological Assets, Inventories, and Cost of Sales

Notes:

1. The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered non‐IFRS measures. Readers should refer to the notes of the August 31, 2020 year‐end financial statements for the official accounting policies.

2. The majority of stock options expense related to the manufacturing and operations groups and most of the Moncton Campus depreciation is captured as part of cultivation costs, however a certain amount of these costs are also added during the post‐harvest and extraction phases.

3. Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold a portion of inventory is charged to cost of sales (actual costs) with the remainder (FV adjustments) to “Fair value adjustments to biological assets” on statements of income.

4. Excise taxes are excluded from this diagram and are reflected as a netting adjustment against gross revenue to arrive at net revenue for presentation purposes in the consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	21

GROSS MARGIN BEFORE FAIR VALUE CHANGES TO BIOLOGICAL ASSETS AND INVENTORIES SOLD AND ADJUSTED GROSS MARGIN

The fair value adjustment to biological assets and inventories sold is comprised of the non‐cash fair value gains (losses) for inventories sold, growth of biological assets, and adjustments to net realizable value. Prior quarters have been adjusted to reflect results only from continuing operations and the reclassification of shipping expenses.

The increase in gross margin before fair value changes to biological assets and inventories sold up to Q1 Fiscal 2019 is consistent with the Company’s low cost of production and ability to sell most of its products at the medium to high end of the product categories. The decline in gross margin before fair value changes to biological assets and inventories sold in Q4 Fiscal 2019 is believed to be an anomaly resulting from an increase in production costs, a temporary decline in production yields during Q3 Fiscal 2019 that resulted in higher cost product being sold through in Q4 Fiscal 2019, year‐end inventory adjustments, and write‐downs of legacy packaging materials that have been replaced with new, more consumer‐friendly packaging. During Q1 Fiscal 2020, the Company’s gross margin before fair value changes to biological assets and inventories sold increased to $9,342 , which then decreased in Q2 and Q3 Fiscal 2020 due to lower sales volumes and costs associated with the launch the new Rec 2.0 products, higher post‐harvest costs, and inventory write‐downs and provisions. The negative gross margin before value changes to biological assets and inventories sold in Q4 2020 of ($6,192) is primarily due to inventory provisions and write‐off of excess and unsaleable inventories, inventory write‐downs to net realizable value, and unabsorbed overhead as a result of lower production volumes.

Adjusted Gross Margin is a non-IFRS measure that the Company defines as net revenue less: (i) cost of sales, before the effects fair value changes to biological assets and changes in inventory sold; excluding (ii) write-offs and impairment of inventories and biological assets; (iii) write-downs to net realizable value; (iv) COVID-19 related charges; and (v) unabsorbed overhead relating to underutilization of the production facility, most of which is related to non-cash depreciation expense. Management believes this measure is useful and relevant as it more fairly represents the gross margin for the revenues generated in the period as it is based on the direct and indirect costs of production related to these revenues and excludes impairments and write-offs related to other inventories resulting from internal or external influences. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section at the beginning of this MD&A and the reconciliation to IFRS measures in the Financial Results and Review of Operations section of this MD&A.  The most directly comparable measure to Adjusted Gross Margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold.

Gross margin before fair value changes to biological assets and inventories sold and Adjusted Gross Margin

	Q1-F19	Q2-F19	Q3-F19	Q4-F19	Q1-F20	Q2-F20	Q3-F20	Q4-F20

Net revenue	12,439	26,934	24,750	16,290	25,153	23,221	18,021	20,400

Cost of sales before adjustments	3,618	10,890	12,473	14,799	14,966	14,772	13,909	14,244

Adjusted Gross Margin	8,821	16,044	12,277	1,491	10,187	8,449	4,112	6,156

Adjusted Gross Margin %	71%	60%	50%	9%	41%	36%	23%	30%

Less:

Write-offs and impairment of inventories and biological assets	-	-	-	744	845	1,027	19,940	11,019

Write-downs to net realizable value	-	-	-	-	-	12	2,661	80

COVID-19 related charges	-	-	-	-	-	-	5,901	194

Unabsorbed overhead	-	-	-	-	-	-	1,964	3,470

Gross margin before fair value changes to biological assets and inventories sold	8,821	16,044	12,277	747	9,342	7,410	(26,354)	(8,607)

Gross margin % (before fair value changes to bio assets and inventories sold	71%	60%	50%	5%	37%	32%	-146%	-42%

Add/(Deduct): Fair value changes to biological assets and changes in inventory sold	42,925	(8,086)	(12,456)	(11,806)	1,852	3,878	(23,862)	(20,149)

Gross margin (1)	51,746	7,958	(179)	(11,059)	11,194	11,288	(50,216)	(28,756)

Gross margin % (1)	416%	30%	-1%	-68%	45%	49%	-279%	-141%

Note 1: Gross margin reflects the IFRS measure per the Company’s Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	22

GENERAL AND ADMINISTRATIVE

For the three months ended August 31, 2020, general and administrative expenses from continuing operations decreased to $7,612 compared to $9,171 in the prior year comparative period. The decrease is mainly due to adjustments of approximately $1,976 for licensing and professional fees during Q4 Fiscal 2020 that were not expected to recur at the same level as well as a general reduction of staffing, travel, and other administrative expenses stemming from the impact of COVID‐19.

For the year ended August 31, 2020, the Company incurred general and administrative expenses from continuing operations of $27,996 compared to $18,593 (excluding general and administrative expenses attributable to Trauma Healing Centers (“Trauma Healing”) of $75) in the prior year comparative period. The increase from the prior year comparative period is related to an increase in internal resources, office and general expenses, office building depreciation, professional fees, research and development efforts, and public company‐related costs as the Company continued to scale up its operations in connection with the development of the adult‐use recreational market and the cannabis derivatives market that launched in December 2019.

SALES AND MARKETING

For the three months ended August 31, 2020, the Company incurred sales and marketing expenses from continuing operations of $3,218 compared to $4,712 for the three months ended August 31, 2019. The decrease in expenses in the current quarter was due to the decision to scale back on certain sales and marketing efforts, including a workforce reduction in certain areas, as a result of the COVID‐19 pandemic. These expenses include advertising and promotion, client service and sales staff, educational materials, as well as trade investment.

For the year ended August 31, 2020, the Company incurred sales and marketing expenses from continuing operations of $16,528 compared to $14,625 for the prior year comparative period. The increase year‐over‐year is related to the continued development of the adult‐use recreational market and the Company’s investment in its brand portfolio as well as the preparation for the Rec 2.0 launch.

Sales and marketing and general and administrative expenses, excluding non‐cash share‐based compensation (“SG&A”), were $10,830 for Q4 Fiscal 2020, a decrease from $13,883 in Q4 Fiscal 2019. As a percentage of net revenue, SG&A expenses decreased to 52% in Q4 Fiscal 2020 from 85% in Q4 Fiscal 2019 as the Company scaled back on certain sales and marketing efforts, including a workforce reduction in certain areas, as a result of the COVID‐19 pandemic.

SG&A expenses for Fiscal 2020 were $44,524 compared to $33,218 in Fiscal 2019. As a percentage of net revenue, SG&A expenses increased to 51% in Fiscal 2020 from 41% in Fiscal 2019.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment. During the year ended August 31, 2020, management noted indicators of impairment and recorded impairments at an asset specific level as described below.

Moncton Campus – Phase 4C (asset specific)

The construction of Phase 4C of the Moncton Campus, which was intended to house grow rooms with an previously estimated cultivation capacity of 24,000 kg per annum, was indefinitely deferred during the three months ended May 31, 2020 based on available capacity and forecast market demand.  Phase 4C of the Moncton Campus has effectively been left partially completed and, due to the specialized and integrated nature of Phase 4C, without any foreseeable near-term use.  Management estimated the FVLCD of Phase 4C to approximate the purchase cost of the land and movable equipment, which is $1,328.  As a result, the Company recognized an impairment loss of $37,749 in relation to this asset for the year ended August 31, 2020.  The entire amount of the impairment loss was recorded against the building infrastructure of Phase 4C. In addition, subsequently incurred and contractually committed future costs totaling $1,050 with respect to Phase 4C at August 31, 2020 were included in the impairment loss for the year ended August 31, 2020.

SHARE‐BASED COMPENSATION

The Company recognized $712 and $4,725 in share‐based compensation in relation to selling, general and administrative employees for the three months and year ended August 31, 2020, respectively, compared to $2,149 and $9,151 for the prior year comparative periods. For the three months ended August 31, 2020, 60,000 options were granted to employees of the Company, valued at $106, compared to 965,000 options granted in the prior year comparative period, valued at $4,300. There were no options granted to key management personnel during the three months ended August 31, 2020 and 2019. The decrease in share‐based compensation expense year‐over‐year is primarily a result of fewer options having been granted during the current period.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	23

For the year ended August 31, 2020, 2,125,000 options were granted, valued at $3,743, compared to 3,589,500 options granted in the prior year comparative period, valued at $13,848. Included in the year ended August 31, 2020 were 790,000 options granted to key management personnel compared to 685,000 options granted for the year ended August 31, 2019.

Included in the three months and year ended August 31, 2020 were nil and 265,258 (August 31, 2019 – nil and 631,949), restricted share units (“RSUs”) granted to employees, of which nil and 211,981 RSUs were issued to key management personnel and members of the Board of Directors compared to nil and 631,949 RSUs issued for the three months and year ended August 31, 2019.

During the three months and year ended August 31, 2020, nil and 142,187 performance share units (“PSUs”) were granted to employees (August 31, 2019 – nil and nil), of which nil and 88,910 PSUs were issued to key management personnel and members of the Board of Directors compared to nil and nil issued for the prior year comparative periods.

Share‐based compensation represent a non‐cash expense, and was valued using the Black‐Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for RSUs. The fair value of PSUs was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

FINANCING COSTS AND INVESTMENT INCOME

Financing costs are comprised of cash interest expense, the amortization of transaction costs, the discount of the long‐term debt outstanding during the period, loan modification losses as described below, and for the prior year comparative period, the discount of the convertible debentures that were previously outstanding. The increase in financing costs for the three months ended August 31, 2020 to $955 from $786 in the prior year comparative period is mainly attributable to the higher term loan balance outstanding during Q4 Fiscal 2020 ($115,000 at August 31, 2020), whereas only the initial draw of the term loan was outstanding during Q4 Fiscal 2020 ($50,000 at August 31, 2019). However, the decrease for the year ended August 31, 2020 to $6,008 from $9,668 in the prior year comparative period is primarily attributable to the convertible debentures previously outstanding, which were completely converted in April 2019, and the resulting lower effective interest rate as well as a lower average outstanding debt balance. This decrease is offset by the loan modification losses of $1,644 incurred with respect to the first and second amendments to the Company’s credit facility as outlined below.

On May 31, 2019, the Company entered into a credit facility with Bank of Montreal (“BMO”) and a syndicate including three other lenders. The facility consists of a $115 million term loan (“Term Loan”) and a $25 million revolving credit facility (“Revolver”, or together with the Term loan, as amended, the “Facilities”), both of which mature on May 31, 2022. Included in the facility is an uncommitted option to increase the Facilities by an incremental $35 million to a total of $175 million, subject to agreement by BMO and the syndicate of lenders and satisfaction of certain legal and business conditions.

On November 15, 2019, the Company amended its Facilities with BMO to: i) extend the final draw deadline of the Term Loan (“Amended Term Loan”) from November 30, 2019 to March 31, 2020; ii) postpone the commencement of scheduled principal repayments on the Term Loan from February 28, 2020 to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020. Prior to the Second Amendment, as described below, the financial covenants were to revert to the original structure on August 31, 2020. The Company incurred an amendment fee of $140 plus customary legal expenses in connection with the first amendment.

The Facilities were further amended on February 28, 2020 to extend the final draw deadline of the Term Loan from March 31, 2020 to May 31, 2020.

In accordance with IFRS 9, such modification to the credit facility as outlined above is not an extinguishment of debt either qualitatively or quantitatively, rather it is a non‐substantial modification. Therefore, as per the provisions of IFRS 9 the Company recorded a loss on debt restructuring based on the difference in the present value of the restructured net cash flows discounted at the original effective interest rate (“EIR”) versus the present value of the original net cash flows discounted at the original EIR. This loss of $831 has been recorded under financing costs in the statement of (loss) income and comprehensive (loss) income for the year ended May 31, 2020.

On May 28, 2020, the Company further amended its Facilities (“Second Amendment”) with BMO and the syndicate of lenders to: (i) extend the final draw deadline of the Term Loan to July 31, 2020; (ii) postpone the commencement of principal repayments on the Term Loan to November 30, 2020; (iii) adjust certain financial ratios to be maintained by the Company both before and after November 30, 2021 (the “Conversion Date”); (iv) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (v) remove the uncommitted option to increase the Facilities by an incremental $35 million. The financial covenants will revert to the original structure, albeit at different ratios, on November 30, 2021. The interest rate margin will be fixed during this period. The Company incurred an amendment fee of $490 plus customary legal expenses in connection with the second amendment.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	24

As a result of the Second Amendment, the Company recorded a loan modification loss of $813 under financing costs in the statement of (loss) income and comprehensive (loss) income for the three months ended May 31, 2020.

During the three months and year ended August 31, 2020, the Company drew an additional $30,000 and $65,000 under the Term Loan, in two tranches, and similar to the initial draw noted above, converted the balances from prime rate loans to bankers’ acceptances. During the year ended August 31, 2020, the Company rolled over $115,000 of the Term Loan balance on a monthly basis through bankers’ acceptances with an average cash interest rate of approximately 4.25%. Based on the current availment option of bankers acceptances’ the applicable margin rate is 3.75% above the applicable bankers acceptances’ rate.

Investment income of $171 and $308 was earned for the three months and year ended August 31, 2020, respectively, compared to investment income of $170 and $662 for the prior year comparative periods. The year‐over‐year decrease in investment income, primarily comprised of interest income, was related to the maturing of short‐term investments in August 2019 ($nil outstanding during the current period). Income was offset for the periods by realized and unrealized fair value losses on the mark‐to‐market revaluation of marketable securities.

GOVERNMENT SUBSIDIES

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy (“CEWS”), which would subsidize 75% of employee wages, retroactive to March 15, 2020 to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Under this program, the Company recorded a wage subsidy of $4,646 and $7,883 for the three months and year ended August 31, 2020, which has been included as government subsidies in the statements of (loss) income and comprehensive (loss) income.

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION

During Q1 Fiscal 2019, the Company made three strategic and international investments as described previously in this MD&A, which are being accounted for as investments in associates in the Company’s financial statements. During the three months and year ended August 31, 2020, the Company’s share of loss from these investments in associates was $209 and $1,187, respectively, compared to $339 and $1,261 in the prior year comparative periods. Since all three of these investments are effectively in the start‐up or early phases of their operations, these losses are generally to be expected.

At May 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana. The Company determined the recoverable amount of Eviana to approximate $nil based on the higher of 1) FVLCS; and 2) VIU. An impairment loss of $3,000 has been included in the statement of (loss) income and comprehensive (loss) income for the year ended August 31, 2020.

In connection with the Alpha‐Cannabis Germany investment, the Company had committed to contingent consideration to be paid in the form of Common Shares of the Company upon the achievement of certain milestones by Alpha‐Cannabis Germany. This contingent consideration liability is carried at fair value in the Company’s statement of financial position. For the three months and year ended August 31, 2020, the Company recorded an unrealized gain of $86 and $886, respectively, on the revaluation of this liability compared to an unrealized gain of $864 and unrealized loss of $145 in the prior year comparative periods. The gain is primarily attributable to the decrease in the market price of the Company’s Common Shares.

NET INCOME (LOSS) FROM CONTINUING OPERATIONS

Net loss from continuing operations for the three months ended August 31, 2020 was ($38,590) or ($0.199) per Common Share (basic and diluted), compared to ($22,456) or ($0.144) per Common Share (basic and diluted) for the prior year comparative period. The change to net loss for the current quarter was a result of lower gross margin due to higher cost of sales, inventory write‐offs and provisions, including adjustments to net realizable value, and COVID‐19 related production inefficiencies; and negative fair value changes to biological assets and inventories written‐down to net realizable value.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	25

Net loss from continuing operations for the year ended August 31, 2020 was ($136,157) or ($0.789) per Common Share (basic and diluted), compared to ($9,504) or ($0.067) per Common Share (basic and diluted) for the prior year comparative period. The increase in net loss over the prior year comparative period is largely a result of the same factors identified above for the quarter‐to‐date period.

DISCONTINUED OPERATIONS

During the fourth quarter of Fiscal 2018, management decided to discontinue operations of Trauma Healing. On October 16, 2018, the Company sold Trauma Healing to VIVO Cannabis Inc. Revenue and expenses, gains and losses relating to the discontinuation of Trauma Healing have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statements of income and comprehensive income. The Company made the decision to divest its interest in Trauma Healing in order to focus its efforts on the emerging adult‐use recreational cannabis market. The Company did not view Trauma Healing as a part of its core business and does not anticipate that the disposal of its interest in Trauma Healing to have any material impact on the expected financial performance on Organigram going forward.

The net loss from discontinued operations during the three months and year ended August 31, 2019 was $nil and $38, or $nil and $nil per Common Share (basic and diluted).

SUMMARY OF QUARTERLY RESULTS

	Q1-F19	Q2-F19	Q3-F19	Q4-F19	Q1-F20	Q2-F20	Q3-F20	Q4-F20

Financial Results

Adult-use recreational revenue (net of excise)	9,236	24,460	21,802	13,361	12,867	15,009	15,349	15,063

Direct to patient medical revenue (net of excise)	2,793	2,357	2,793	2,376	2,667	2,384	2,482	2,274

International, wholesale and other revenue	410	117	155	553	9,619	5,828	190	3,063

Net revenue from continuing operations	12,439	26,934	24,750	16,290	25,153	23,221	18,021	20,400

Net income (loss) from continuing operations	29,517	(6,386)	(10,180)	(22,456)	(863)	(6,833)	(89,871)	(38,590)

Net income (loss) from continuing operations per common share, basic	0.231	(0.049)	(0.068)	(0.144)	(0.006)	(0.041)	(0.512)	(0.199)

Net income (loss) from continuing operations per common share, diluted	0.195	(0.049)	(0.068)	(0.144)	(0.006)	(0.041)	(0.512)	(0.199)

Operational Results

Dried yield per plant (grams) (1)	153	164	110	148	152	155	132	104

Harvest (kg)	8,042	8,315	6,052	7,434	12,759	13,710	6,830	11,137

Registered medical patients (#)	13,505	14,875	17,000	17,200	18,125	16,781	14,312	18,934

Employee headcount (#)	479	615	622	707	766	816	474	552

(1) The Company ceased the harvesting of trim from the cannabis plant during Q3 Fiscal 2020 and therefore the dried flower yield per plant for Q3 and Q4 Fiscal 2020 relates primarily to the flower component of the plant.

The legalization of adult‐use cannabis for recreational purposes in October 2018 resulted in a significant increase in revenue in Q1 Fiscal 2019, which continued through Q3 Fiscal 2019 as the recreational market matured. Prior to this period, the Company was incrementally growing its medical cannabis business, while also preparing for the launch of adult‐use cannabis market for recreational purposes. The decrease in revenue in Q4 Fiscal 2019 was largely due to the lack of a sufficient retail network and slower than expected store openings in Ontario, which was further exacerbated by increased industry supply and a changing market dynamic that resulted in the recognition of a provision for product returns and price adjustments as described previously.

Net income for Q1 Fiscal 2019 increased primarily as a result of the Company’s fair value adjustment to biological assets as the Company built‐ up inventories in advance of the recreational market launch. This was offset by increasing SG&A expenditures during the same timeframe as the Company increased its headcount substantially and invested in sales and marketing, recruitment and retention, and various other administrative expenditures. Net income for Q2 Fiscal 2019 through Q4 Fiscal 2020 declined as the Company recorded net negative changes to Company’s fair value adjustments to biological assets and inventories sold and as investment in SG&A increased and cost of goods sold increased. Besides these factors, the increased net loss during Q4 Fiscal 2020 is primarily driven by the write‐off of excess and unsaleable inventories. Excluding the aforementioned trends, no seasonality has been historically noted.

Adjusted EBITDA

This is a non‐IFRS measure and the Company calculates adjusted EBITDA from continuing operations as net income (earnings) before interest expense, net of investment income; income tax; depreciation, amortization, impairment, and gain (loss) on disposal of PP&E (per the statement of cash flows); share‐based compensation (per the statement of cash flows); share of loss and impairment loss from investments in associates; unrealized loss (gain) on changes in fair value of contingent consideration; expenditures incurred in connection with the NASDAQ cross‐listing; the fair value adjustment to biological assets and inventory; write‐offs and impairment of inventories and biological assets; write‐downs of inventory to net realizable value; and COVID‐19 related charges, net of any government subsidies. Management believes the exclusion of the fair value adjustment is an alternative representation of performance. The fair value adjustment is a non‐cash gain (loss) and is based on the valuation of biological assets and inventory using a fair value less cost to sell model. The most directly comparable measure to adjusted EBITDA (excluding fair value adjustment to biological assets and inventory) calculated in accordance with IFRS is net income (loss) from continuing operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	26

Management changed the calculation of adjusted EBITDA during Q2 Fiscal 2019 and has conformed prior quarters accordingly to include an add‐back for share‐based compensation, share of loss from investments in associates, expenditures incurred in connection with the NASDAQ cross‐listing, and unrealized loss on changes in fair value of contingent consideration. During Q4 2020 management further amended the calculation of adjusted EBITDA, and has conformed prior quarters accordingly to include an add‐back for write‐offs and impairment of inventories and biological assets and write‐downs to net realizable value.

Adjusted EBITDA increased from Q1 Fiscal 2019 through to Q2 Fiscal 2019 as the adult-use recreational market was legalized in October 2018 but experienced a decrease during Q3 and Q4 Fiscal 2019 due to lower gross margins on increased production costs, inventory write-downs, and sales provisions as well as higher SG&A expenditures. In Q1 and Q2 Fiscal 2020, increased due to increased gross margin and lower operating expenses compared to Q4 of Fiscal 2019. The significant decrease in adjusted EBITDA during Q3 was due to higher cost of sales mainly attributed to lower revenues. The Q4 2020 adjusted EBITDA was similar to the Q3 as slightly higher net revenues were offset by higher cost of sales. Included in COVID-19 related charges (net) for Q3 and Q4 Fiscal 2020 are $5,048 and $nil, respectively, of plant waste due to insufficient staff to harvest plants as a result of COVID-19, lump sum payments paid to temporarily laid off employees, a temporary pay premium paid to Moncton employees, and the employee portion of health and dental benefits paid for by the Company, less government subsidies income of $3,237 and $4,646, respectively.

Adjusted EBITDA (Non-IFRS Measure)

Adjusted EBITDA Reconciliation	Q1-F19 (Note 1)	Q2-F19	Q3-F19	Q4-F19	Q1-F20	Q2-F20	Q3-F20	Q4-F20

Net income (loss) from continuing operations as reported	$29,517	$(6,386)	$(10,180)	$(22,456)	$(863)	$(6,833)	$(89,871)	$(38,590)

Add/(Deduct):

Interest expense (investment income) from continuing operations	3,944	4,085	362	616	937	1,804	2,175	784

Income tax expense (recovery)	12,785	(620)	(2,248)	(6,289)	202	(698)	(9,975)	-

Depreciation, amortization, impairment, and gain (loss) on disposal of PP&E from continuing operations (per statement of cash flows)	1,671	1,802	2,220	3,955	3,760	4,406	5,033	5,537

Impairment of property, plant and equipment	-	-	-	-	-	-	37,740	2,031

Fair value adjustment to biological assets and net realizable value adjustment to inventory	(42,925)	8,086	12,456	11,806	(1,852)	(3,878)	23,862	20,149

Share-based compensation (per statement of cash flows)	1,847	5,136	3,875	4,036	2,805	2,400	1,937	654

Share of loss and impairment loss from investments in associates	-	507	415	1,289	256	1,894	1,828	210

Unrealized loss on changes in fair value of contingent consideration	-	646	363	(864)	(378)	(193)	(229)	(85)

COVID-19 related charges (net)	-	-	-	-	-	-	2,761	(4,452)

Nasdaq cross-listing expenditures	-	-	449	-	-	-	-	-

Adjusted EBITDA as Previously Reported	$6,839	$13,256	$7,712	$(7,907)	$4,867	$(1,098)	$(24,739)	$(13,762)

Add/(Deduct):

Write-offs and impairment of inventories and biological assets and write-downs to net realizable value	-	-	-	744	845	1,039	22,601	11,099

Adjusted EBITDA Revised	$6,839	$13,256	$7,712	$(7,163)	$5,712	$(59)	$(2,138)	$(2,663)

Note 1: Q1 Fiscal 2019 Adjusted EBITDA was originally reported as $4,992, which was subsequently amended to include share‐based compensation in Q2 Fiscal 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	27

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES

The following represents selected balance sheet highlights of the Company at the end Fiscal 2020 and Fiscal 2019:

	AUGUST 31, 2020	AUGUST 31, 2019	% CHANGE
Cash & short-term investments	$74,728	$47,935	56%
Inventories	$66,365	$93,144	(29)%
Working capital	$141,123	$152,417	(7)%
Total assets	$435,127	$428,525	2%
Total current and long-term debt	$115,266	$49,576	133%
Total shareholders' equity	$299,527	$327,006	(8)%

On August 31, 2020, the Company had a cash and short‐term investments balance of $74,728 compared to $47,935 at August 31, 2019, an increase of $26,793 which is a result of the two ATM Programs and draws against the Company’s Term Loan, as described below, offset by investments in working capital and property, plant and equipment.

Write‐downs and provisions for excess and unsaleable inventories recorded during Q3 and Q4 Fiscal 2020, resulted in a decrease in the value of inventories at the end of Fiscal 2020 as compared to Fiscal 2019.

Management believes working capital is generally healthy and that as the Company’s original Moncton Campus capital expenditure plan comes to a close, there is sufficient liquidity available for the near to medium term. In the event that the Company is unable to finance any new expansionary capital expenditures or acquisitions from cash on hand or operating cash flows, it could, if necessary and subject to prevailing market conditions, obtain liquidity through the capital markets as the Common Shares are actively traded on two senior exchanges and there is good analyst coverage amongst sell‐side brokerages.

On November 22, 2019, the Company filed a base shelf prospectus (the “Shelf Prospectus”) with the securities regulators in each of the provinces and territories of Canada, and, on November 26, 2019, filed with the U.S. Securities and Exchange (the “SEC”) a corresponding amended shelf registration statement (the “Registration Statement”) on Form F-10 (SEC File No. 333-234564) under the United States Securities Act of 1933, as amended. The Canadian Shelf Prospectus was receipted by the applicable Canadian securities regulatory authorities on November 22, 2019, and the Registration Statement, as amended, was declared effective by the SEC on November 27, 2019. The Shelf Prospectus and Registration Statement allowed the Company to make offerings of up to $175,000 during the 25-month period that the shelf prospectus remains valid through the issuance of Common Shares, preferred shares, debt securities, subscription receipts, warrants or units or a combination thereof.  The Company was able, subject to prevailing market conditions, to raise funds from time to time by filing one or more prospectus supplements under the Shelf Prospectus.

On each of December 4, 2019 and April 22, 2020, the Company filed a prospectus supplement to raise up to $55 million and $49 million, respectively, under ATM Programs as described herein to shorten the timeline to raise funds for growth opportunities, working capital, to repay indebtedness, and general corporate purposes. During the year ended August 31, 2020, the Company raised net proceeds of $52,885 and $47,112, respectively, by issuing 16,201,183 and 21,080,229 Common Shares under these programs, bringing both of these ATM Programs to a close within Fiscal 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	28

The following highlights the Company’s cash flows during the three months and year ended August 31, 2020 and 2019:

	THREE MONTHS ENDED		YEAR ENDED
	AUGUST 31,		AUGUST 31,
	2020
	(Note 1)	2019	2020	2019

Cash (used) provided by:

Operating activities	$(10,128)	$(15,722)	$(45,125)	$(35,081)

Financing activities	46,075	8,572	160,366	74,328

Investing activities	(55,988)	7,515	(138,196)	(46,782)

Cash (used) provided	$(20,041)	$$365	$(22,955)	$(7,535)

Effects of foreign exchange on cash	-	26	-	26

Cash position

Beginning of period	44,641	47,190

End of period	$24,600	$47,555	$24,600	$47,555

Short-term investments	50,128	380	50,128	380

Cash and short-term investments	$74,728	$47,935	$74,728	$47,935

Note 1: Net cash used in operating activities for the three months ended August 31, 2020 has been calculated based on a correction of a reclassification error to the presentation of prior quarter net cash used in operating activities. Fiscal 2020 year‐to‐date net cash used in operating activities is correctly stated as per the Financial Statements.

Cash used in operating activities was $10,128 for the three months ended August 31, 2020, which was primarily driven by the net loss and reduction in accounts payables and accrued liabilities. This compares to cash used in operating activities of $15,722 for the prior year comparative period. Cash used in operating activities for the year ended August 31, 2020 was $45,125, which primarily relates to the continued scaling up of operations and investment in working capital to meet the demands of the adult‐use recreational market whereas cash used in operating activities in the prior year comparative period of $35,081 relates mostly to the building of inventories.

Cash provided by financing activities for the three months and year ended August 31, 2020 was $46,075 and $160,366, respectively, mainly driven by net proceeds from the December 2019 ATM Program (as defined below) and the April 2020 ATM Program (as defined below) of $17,282 and $99,997 in addition to proceeds from long‐term debt issued of $30,000 and $65,000 (excluding fees), respectively. This was offset by cash interest paid for the three months and year ended August 31, 2020 of $1,007 and $4,043, respectively and payments towards lease liabilities of $350 and $897, respectively. In comparison, for the three months and year ended August 31, 2019, cash provided by financing activities was $8,572 and $74,328, respectively, which was primarily driven by long‐term debt issued for net proceeds of $44 and $58,851, respectively, plus stock options and warrants exercised of $9,245 and $35,146, respectively. This was offset by payment of long‐term debt of $3 and $12,674 and cash interest paid of $714 and $6,995, respectively.

During the year ended August 31, 2020, the Company drew an additional $65,000 under the Term Loan, in three tranches, bringing the total outstanding balance of the Term Loan to $115,000, which incurred an average cash interest rate of approximately 4.25% during the period. Based on the current availment option of bankers acceptances’ the applicable margin rate is 3.75% above the applicable bankers acceptances’ rate.

Pursuant to the previously noted Shelf Prospectus, on December 4, 2019, the Company established an ATM Program (the “December 2019 ATM Program”) that allowed the Company to issue up to $55,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public. Any Common Shares sold in the December 2019 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

The Company issued 16,201,183 Common Shares pursuant to the December 2019 ATM Program during the three months ended February 29, 2020 for gross proceeds of $54,966 at a weighted average price of $3.39 per Common Share. Net proceeds realized were $52,885 after agents’ commissions of $1,099, regulatory fees of $12, and legal and professional fees of $968. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	29

On April 22, 2020, the Company established an ATM Program (the “April 2020 ATM Program”) that allowed the Company to issue up to $49,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public. Common Shares sold in the April 2020 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

The Company issued 21,080,229 Common Shares pursuant to the April 2020 ATM Program during the year ended August 31, 2020 for gross proceeds of $48,785 at a weighted average price of $2.31 per common share. Net proceeds realized were $47,112 after agents’ commissions of $975, regulatory fees of $1, and legal and professional fees of $697. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

Cash used by investing activities for the three months and year ended August 31, 2020 was $37,462 and $138,196, respectively, primarily driven by the purchase of short‐term investments of $50,000 and $50,000, and by purchase of property, plant and equipment of $nil and $77,223 for the Company’s Moncton Campus, which is effectively completed, as well as the purchase of GICs for restricted cash of $50,000 and $8,000. This compares to cash provided by investing activities of $7,515 and used in investing activities of $46,782 for the prior year comparative periods, which was primarily due to the purchase of property, plant and equipment for $32,740 and $108,764 and investment in associates for $10 and $12,758, which was offset by proceeds from short‐term investments of $40,000 and $75,000.

On November 12, 2020, the Company closed an underwritten public offering of 37,375,000 units of the Company at a price of $1.85 per unit, including a full exercise of the over‐allotment option, underwritten by a syndicate of underwriters led by Canaccord Genuity Corp., for total gross proceeds of $69,144. Each unit is comprised of one Common Share of the Company and one half of one common share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. The Company expects to use the net proceeds from the Offering to repay indebtedness and for working capital and other general corporate purposes.

Following completion of the unit offering in November 2020, the Company has exhausted its current Shelf Prospectus. The Company believes it can access the public markets from time to time to raise funds subject to prevailing market conditions.

Subsequent to the year-end, on November 27, 2020, the Company executed the third amendment to its loan Facilities with BMO (as described in the Subsequent Events section of this MD&A).  In connection with this amendment and restatement, the Company will use $55 million of the proceeds from the November 12, 2020 offering to pay down its Term Loan balance to $60 million on December 1, 2020, thereby significantly deleveraging the Company and providing management with the financial flexibility required to execute upon the Company’s strategy.  The loan facilities contain covenants that require the Company to maintain certain minimum financial ratios and targets, which, given the early stages of the industry and market and the developing consumer trends, among other factors, may be difficult to maintain period-over-period.  If the Company does not maintain such ratios and targets, it could have consequences for the availability of credit under the loan facilities or result in repayment requirements that the Company may not be able to satisfy if the Company is unable to renegotiate the terms of the loan facilities, as it has been able to do historically when faced with possible financial covenant breaches.  In addition, restrictions and covenants from those facilities may limit the Company’s ability to execute its plans.

As at November 29, 2020, excluding the $8.0 million of restricted investment (GIC), the Company had $135 million in cash and short-term investments.  After completing the $55 million term loan repayment on December 1, 2020, on a pro forma basis the Company would have $80 million in cash and short-term investments and $60 million in long-term debt.

OFF BALANCE SHEET ARRANGEMENTS

There were no off‐balance sheet arrangements during the three months and year ended August 31, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	30

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and the Board of Directors.

For the three months and year ended August 31, 2020 and 2019, the Company’s expenses included the following management and board compensation:

	THREE MONTHS ENDED		YEAR ENDED
	AUGUST 31, 2020	AUGUST 31, 2019	AUGUST 31, 2020	AUGUST 31, 2019

Salaries and consulting fees	$995	$1,091	$2,953	$2,521
Non-cash share-based compensation	537	787	2,750	5,155
Total key management compensation	$1,532	$1,878	$5,703	$7,676

During the three months and year ended August 31, 2020, nil and 790,000 stock options (August 31, 2019 – nil and 685,000), respectively, were granted to key management personnel at an average exercise price of $nil and $2.48 (August 31, 2019 ‐ $nil and $4.75) and aggregate fair value of $nil and $1,794 (August 31, 2019 ‐ $nil and $1,736). In addition, during the three months and year ended August 31, 2020, nil and 211,981 RSUs (August 31, 2019 – nil and 631,949), were granted to key management personnel with an aggregate fair value of $nil and $902 (August 31, 2019 – $nil and $3,002), respectively. For the three months and year ended August 31, 2020, nil and 88,910 PSUs (August 31, 2019 – nil and nil) were issued to key management personnel with an aggregate fair value of $nil and $190,712 (August 31, 2019 – $nil and $nil), respectively.

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES

For the year ended August 31, 2020, the Company received no interest income (August 31, 2019 ‐ $374) on its convertible debenture investment in Eviana, which is being recorded as distributions under the equity accounting method.

For the year ended August 31, 2020, the Company earned revenues of $52 (August 31, 2019 ‐ $nil) on product sold to ACG, which has been proportionately eliminated from the Financial Statements based on the Company’s proportionate share of investment in ACG.

SUBSEQUENT EVENTS

i) Hyasynth Tranche 2 Convertible Debentures Issuance

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production‐related milestone for Tranche 2 of the convertible debentures. This brings the Company’s total face value of convertible debentures investment in Hyasynth to $7,500.

ii) Unit Offering

On November 12, 2020, the Company closed an underwritten public offering of 37,375,000 units of the Company at a price of $1.85 per unit, including a full exercise of the over‐allotment option, underwritten by a syndicate of underwriters led by Canaccord Genuity Corp., for total gross proceeds of $69,144. Each unit is comprised of one Common Share of the Company and one half of one common share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. The Company expects to use the net proceeds from the Offering to repay indebtedness and for working capital and other general corporate purposes.

iii) Credit facility amendment and restatement

On November 27, 2020, the Company further amended its Facilities pursuant to an amended and restated credit agreement (“Amendment and Restatement”) with BMO to: (i) reduce the Term Loan amount from $115,000 to $60,000 based on a repayment of $55,000 to be made on December 1, 2020 of the outstanding Term Loan balance of $115,000; (ii) have repayments on the balance of the Term Loan commence on February 28, 2021 in an amount equal to $1,500 per quarter; (iii) reduce the Revolver commitment to $2,000 from up to $25,000; (iv) adjust the minimum quarterly EBITDA covenants to be maintained by the Company commencing on February 28, 2021 and continuing through to maturity, thereby removing this covenant for the fiscal period ended November 30, 2020 and eliminating the reversion of the financial covenants to that of the original structure on November 30, 2021; (v) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (vi) reduce the minimum unrestricted cash balance requirement to $20,000, which is already inclusive of the $8,000 restricted investment currently outstanding. The interest rate margin will be fixed from November 27, 2020 through to maturity on May 31, 2021. The Company incurred an amendment fee of $217 plus customary legal expenses in connection with the amendment and restatement.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	31

FAIR VALUE MEASUREMENTS

(i) Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, short‐term investments (including marketable securities), accounts receivable, loan receivable, accounts payable and accrued liabilities, long‐term debt, and contingent share consideration.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash, short‐term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short‐term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long‐term debt approximates $115,389 based on the face value of debt outstanding, which carries a floating interest rate.

The fair value of the contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of the investment in associate achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At August 31, 2020, the probability of achieving the milestones was estimated to be 68% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would increase or decrease by approximately $33. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $12.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

(ii) Biological Assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post‐harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see above), are used in determining the fair value of biological assets:

• Average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

• Yield by plant – represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

• Wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

• Post‐harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post‐harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packing.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	32

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of August 31, 2020, it is expected that the Company’s biological assets will yield 5,096 kg (August 31, 2019 – 16,595 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight‐line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19‐week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE
ASSUMPTIONS	AUG. 31, 2020	AUG. 31, 2019	SENSITIVITY	AUG. 31, 2020	AUG. 31, 2019

Average net selling price per gram	$3.36	$5.65	Increase or decrease by $1.00 per gram	$1,602	$3,657

Average yield per plant	101 grams	151 grams	Increase or decrease by 10 grams	$532	$1,367

During the three months ended May 31, 2020, management ceased the harvesting of trim from the cannabis plants and therefore the average yield per plant at August 31, 2020 only reflects the average yield of the flower component of the plant.

OUTSTANDING SHARE DATA

(i) Outstanding Shares, Warrants and Options and Other Securities

The following table sets out the number of Common Shares, options, and restricted share units outstanding of the Company as at August 31, 2020 and November 29, 2020:

	AUGUST 31, 2020	NOVEMBER 28, 2020
Common shares issued and outstanding	194,511,061	232,088,219
Options	9,028,904	8,144,104
Restricted share units	893,171	870,816
Performance share units	126,685	124,988
Total fully diluted shares	204,559,821	241,228,127

(ii) Share‐based Compensation

On February 25, 2020 (the “Approval Date”), the Company’s shareholders approved a new omnibus equity incentive plan that governs grants made on or after the Approval Date. Grants made prior to the Approval Date will continue to be governed under the terms of the plan under which they were granted, including the Company’s 2011 stock option plan and 2017 equity incentive plan, however, no new grants may be made under such plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	33

The following table summarizes changes in the Company’s outstanding stock options for the years ended August 31, 2020 and 2019:

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE
Balance - August 31, 2018	7,709,746	$2.10
Granted	3,589,500	$7.59
Exercised	(2,167,864)	$1.92
Cancelled / Forfeited	(298,188)	$6.41
Balance - August 31, 2019	8,833,194	$4.23
Granted	2,125,000	$3.21
Exercised	(879,240)	$1.21
Cancelled / Forfeited	(1,050,050)	$6.20
Balance - August 31, 2020	9,028,904	$4.06

The following is a summary of the outstanding stock options as at August 31, 2020:

	OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Range of Exercise		Weighted Average Remaining
Prices	Quantity Outstanding	Contractual Life (years)	Quantity Exercisable
$0.30 - $1.48	1,440,599	4.7	1,376,683
$1.49 - $2.38	2,204,333	7.5	1,652,833
$2.39 - $4.65	2,069,854	7.9	1,217,504
$4.66 - $7.67	1,886,518	8.2	1,276,194
$7.68 - $11.27	1,427,600	8.7	949,900
	9,028,904	7.5	6,473,114

Options outstanding have exercise prices ranging from $0.30 to $11.27 with a weighted average remaining life of seven‐and‐a‐half years. Total share‐based compensation charges, including related to production employees that are charged to biological assets and inventory, for the year ended August 31, 2020 was $7,796 (August 31, 2019 – $14,894) of which $6,127 (August 31, 2019 ‐ $10,036) related to the Company’s stock option plan. The fair value of options granted during the year ended August 31, 2020 was $3,743 (August 31, 2019 ‐ $13,848). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period, which typically range from two to three‐year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share‐based compensation related to the options, the Company used the Black‐Scholes option pricing model to establish the fair value of options granted.

The following is the range of assumptions for the years ended August 31, 2020 and 2019:

	AUGUST 31, 2020	AUGUST 31, 2019
Risk free interest rate	0.45% - 1.65%	1.20% - 2.42%
Expected life of options	5.0 - 6.0 years	5.0 -6.5 years
Expected annualized volatility	72% - 85%	64% -71%
Expected dividend yield	-	-
Forfeiture Rate	8.0% - 8.7%	7.3% - 8.0%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk‐free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	34

The following table summarizes the changes in the Company’s outstanding RSUs:

NUMBER
Balance - August 31, 2018	145,200
Granted	879,635
Exercised	(182,473)
Balance - August 31, 2019	842,362
Granted	265,258
Exercised	(154,062)
Cancelled/Forfeited	(60,387)
Balance - August 31, 2020	893,171

The estimated fair value of the equity settled RSUs granted during the year ended August 31, 2020 was $1,037 (August 31, 2019 ‐ $4,543), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is one‐third each year recognized over three years. For the year ended August 31, 2020, $1,576 (August 31, 2019 – $3,475) has been recognized as share‐based compensation expense.

The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - August 31, 2019	-
Granted	142,187
Exercised	(15,502)
Balance - August 31, 2020	126,685

The estimated fair value of the equity settled PSUs granted during the year ended August 31, 2020 was $305 (August 31, 2019 ‐ $nil), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement, and will be recognized as an expense over the vesting period of the PSUs, which is during the fiscal year‐ended August 31, 2020. For the year ended August 31, 2020, $272 (August 31, 2019 ‐ $nil) has been recognized as share‐based compensation expense.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the financial statements.

1) Biological assets and inventories

Determination of the fair value of biological assets requires management to make a number of estimates, including estimating harvesting costs, selling costs, sales prices, wastage, oil conversion factor, expected yields, and post‐harvest costs of the cannabis plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, and forecast demand and pricing for obsolete and unsaleable inventories. Refer to Notes 7 and 8 for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	35

(2) Estimated useful lives and impairment of property, plant and equipment

Amortization of property, plant and equipment requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions and the useful lives of assets.

(3) Share‐based payments

In determining the fair value of options and related expenses, management estimates the expected life of the option, the volatility of the Company’s share price, the risk‐free interest rate, and the rate of forfeitures. Refer to Note 12 for further information.

(4) Warrants

In determining the value of warrants, management estimates the expected life of the warrant, the volatility of the Company’s share price, and the risk‐free interest rate.

(5) Adult‐use recreational cannabis revenue – provision for returns and price adjustments

Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.

(6) Investments in associates

Management has applied significant judgment in the determination of whether the Company exerts significant influence with respect to its investments, which then allows the Company to account for its investments under the equity accounting method. Further, management has applied significant judgment and made use of management estimates and assumptions in determination and quantification of any impairment losses that may need to be recorded against its investments in associates.

(7) Impairment of long‐lived and intangible assets

In determining the recoverable amount of the Moncton Campus CGU, management has applied significant judgment in the aggregation of the CGU and has made various estimates with respect to the forecast cash flows, terminal growth rate, post‐tax discount rate, and income taxes utilized in the discounted cash flow model to estimate fair value less costs of disposal.

NEW STANDARDS AND INTERPRETATIONS ADOPTED New or amended standards effective September 1, 2019

The Company has adopted the following new or amended IFRS standard for the annual period beginning on September 1, 2019:

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaced IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right‐of‐use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard was effective for annual periods beginning on or after January 1, 2019 and has been adopted by the Company effective September 1, 2019 using the modified retrospective approach where comparative figures were not restated.

As a result of adopting IFRS 16, the Company recognized right‐of use (“ROU”) assets of $4,464 recorded under property, plant and equipment (Note 9 of the Financial Statements), lease liabilities of $4,439 recorded under other liabilities (Note 13 of the Financial Statements), and a reduction to prepaid expenses of $25 as a result of the leasing arrangements in place at September 1, 2019 and entered during the year ended August 31, 2020 by the Company.

The ROU asset was measured as the amount of the lease liability, using the Company’s incremental borrowing rate on September 1, 2019 that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. The weighted average interest rate as of September 1, 2019 to measure the lease liabilities was 5.70%.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	36

The Company elected to use the following practical expedients on adoption of IFRS 16 on all of its leases:

(a) In accordance with IFRS 16.C3, an election is being taken to not reassess whether a contract is or contains a lease at the date of initial application, and instead to only apply IFRS 16 to contracts that were in the scope of IAS 17;

(b) In accordance with IFRS 16.C8(b)(ii), an election is being taken to measure the ROU asset on September 1, 2019 as an amount equal to the lease liability, adjusted for prepaid or accrued lease payments;

(c) In accordance with IFRS 16.C10(a), an election is being taken to apply a single discount rate to a portfolio of leases with reasonably similar characteristics;

(d) In accordance with IFRS 16.C10(b), an election is being taken to rely on the IAS 37 assessment of whether leases are onerous instead of performing an impairment review;

(e) In accordance with IFRS 16.C10(c), an election is being taken to exclude leases for which the term ends within 12 months from September 1, 2019;

(f) In accordance with IFRS 16.C10(d), an election is being taken to exclude initial direct costs from the measurement of the ROU asset on September 1, 2019;

(g) In accordance with IFRS 16.15, an election is being taken, by class of underlying asset, not to separate non‐lease components from lease components, and instead account for each lease component and any associated non‐lease components as a single lease component where the non‐lease components are not significant compared to the lease components;

(h) In accordance with IFRS 16.5(a), an election is being taken to not recognize a ROU asset and lease liability for leases for which the lease has a term less than 12 months; and

(i) In accordance with IFRS 16.5(b), an election is being taken to not recognize a ROU asset and lease liability for leases for which the underlying asset is of low value, which is defined to mean less than $5,000 USD when new.

The following is a reconciliation between the Company’s operating lease commitments disclosed applying IAS 17 as at August 31, 2019 and the lease liabilities as at September 1, 2019 after adopting IFRS 16:

Reconciliation - IAS 17 to IFRS 16
Operating lease obligations as at August 31, 2019	$3,049
Minimum Future payments not related to lease payments	(411)
Lease payments for renewal options reasonably expected to be exercised but not contractually obligated	655
Relief option for short-term leases	(538)
Relief option for leases of low-value assets	(76)
Gross lease liabilities at September 1, 2019	2,679
Discounting	(459)
Present value of lease liabilities at September 1, 2019	$2,220

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements resulting from any future transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	37

Amendments to IAS 1: Classification of Liabilities as Current or Non‐Current

The amendments to IAS 1 clarify the requirements relating to determining if a liability should be presented as current or non‐current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non‐current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

CONTINGENT LIABILITIES

The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid‐point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the lawsuit to be without merit though it will rigorously defend the action. No amount has been accrued in relation to the condensed consolidated interim financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class‐action lawsuit (the “Claim”) was filed with the Supreme Court of Nova Scotia (the “Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The amended Claim also contained a request for an order certifying the proceeding as a class proceeding.

During late June 2018, certification hearings were heard before the Court. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019 and the decision was reserved. On April 30, 2020, the Nova Scotia Court of Appeal ruled that the plaintiff failed to present any evidence that the cannabis purchased by medical customers in 2016 could cause any particular adverse health effects. As a result, class members would not be able to bring claims for damages for adverse health effects in the class proceeding. On June 26, 2020, the plaintiff filed an application for leave to appeal the Nova Scotia Court of Appeal’s decision with the Supreme Court of Canada. On November 5, 2020, the application for leave to appeal was dismissed by the Supreme Court of Canada.

The Company is contesting what remains of the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover all or a portion of the fees or damages which may be associated with the Claim although the Company’s coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the condensed consolidated interim financial statements as the Company has not yet determined a reasonable estimate of the cost to resolve this class action.

On June 16, 2020, a claim in connection with a proposed national consumer protection class‐action lawsuit was filed with the Court of Queen’s Bench in Alberta (the “Alberta Claim”) seeking damages against several Canadian cannabis companies including the Company. The Alberta Claim does not particularize all of the claims against the companies however it makes allegations with respect to the content of THC and CBD in the companies’ products. The proposed action is not certified. The Company has reported the Alberta Claim to its insurers.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	38

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis.  As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design of our disclosure controls was done under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our internal control over financial reporting (“ICFR”) described below, our disclosure controls were not effective as at August 31, 2020.

INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company’s management, with the participation of the CEO and CFO, to evaluate ICFR as of the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as of August 31, 2020, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that material weaknesses existed as of August 31, 2020, as described below.

MATERIAL CHANGES TO THE CONTROL ENVIRONMENT

There have been no changes to the Company ICFR during the three months ended August 31, 2020 that have materially affected, or are likely to materially affect, the Company’s ICFR.

COMPLEX SPREADSHEET CONTROLS

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets related to the Company’s valuation of Inventories and Property, Plant and Equipment. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company’s controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, updating of assumptions and evidence of sufficient levels of review of completed spreadsheets.

Remediation Plan and Activities

Management has taken steps since this material weakness was first identified for the fiscal year ended August 31, 2018, to improve its process including establishing checklists to be completed quarterly with multiple levels of review. Additional process improvements and further refinements continued to be developed during the quarter. Senior management has discussed this material weakness with the Audit Committee and the Board of Directors continues to review progress on these remediation activities on a regular and ongoing basis. The Company had engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of internal controls over financial reporting. The Company changed service providers during Q2 2020 and a new third party has been working on identification and assessment of internal controls over financial reporting with the remediation activities being handled by the Company. The Company continued during the quarter to perform some scoping exercises and planning for an enterprise resource planning (“ERP”) implementation. The timing for the ERP implementation is under review and is expected to be a longer‐term exercise as the Company allocates its personnel to various initiatives and continues to responds to COVID‐19. The ERP possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods once fully scoped and operational.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	39

GENERAL INFORMATION TECHNOLOGY CONTROLS (GITC)

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports. Accordingly, process‐level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

Remediation Plan

The Company has engaged a third party to aid in the identification and assessment of the design and implementation effectiveness of IT related ICFR. The Company is implementing the remediation internally. The Company continued to advance a logical access review to enhance segregation of duties on certain in‐scope applications during Q4 2020. The majority of this work is expected to take place in Fiscal 2021. The Company also continued during the quarter to perform some scoping exercises and planning for an ERP implementation as described above. The timing for the ERP implementation is under review and is expected to be a longer‐term exercise as the Company allocates its personnel to various initiatives and continues to responds to COVID‐19.

PROPERTY, PLANT AND EQUIPMENT

The Company did not maintain effective controls over the acquisition and disposal of capital assets, including the review of source documentation, authorization for disposal and processing of the related financial transaction(s).

Remediation Plan

To further strengthen controls surrounding property, plant and equipment, management has initiated or intends to initiate during Fiscal 2021 the following procedures:

∙ Implement a formalized capitalization policy and provide additional training and guidance to internal teams regarding the communicated processes;

∙ Enhancements to the quarterly capital budget analysis prepared on major projects; and

∙ Review the asset register and perform a physical inventory count of all the Company’s assets.

The Company made advancements during Fiscal 2020 on formalizing the capitalization policy and providing additional training and guidance on processes, further enhancing the capital budget analysis and reviewing the asset register and performing a physical inventory count of the Company’s assets. There remains further work to be done which the Company currently expects will be completed in Fiscal 2021.

RISK FACTORS

The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the Company’s most recent AIF available under the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk

Credit risk arises from deposits with banks, short‐term investments (excluding investments in equity securities), outstanding trade and loan receivables, and restricted investments. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non‐performance. For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short‐term investments, accounts receivable, loans receivable, and restricted investment on the statement of financial position at August 31, 2020 approximates $99,736 (August 31, 2019 ‐ $65,385).

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	40

As of August 31, 2020, the Company’s aging of trade receivables was as follows:

	AUGUST 31, 2020	AUGUST 31, 2019
0-60 days	$11,023	$11,748
61-120 days	73	152
Gross trade receivables	$11,096	$11,900
Less: Provision for doubtful accounts	(13)	(268)
	$11,083	$11,632

(ii) Liquidity Risk

The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2020, the Company had $24,600 (August 31, 2019 – $47,555) of cash and working capital of $141,123 (August 31, 2019 ‐ $152,417). Further, the Company may further consider accessing equity capital through the capital markets.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt obligations	$123,117	$16,287	$106,707	$123	-

Operating lease obligations	6,019	1,553	2,094	1,766	606

Purchase obligations	1,600	1,600	-	-	-

Accounts payable and accrued liabilities	17,486	17,486	-	-	-

	$148,222	$36,926	$108,801	$1,889	$606

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s Moncton Campus expansion plans, the Company is contractually committed to approximately $1,600 of capital expenditures.

(iii) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company comprises of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at August 31, 2020 pursuant to the variable rate loans described in Note 10. A 1% change in benchmark interest rates will increase or decrease the Company’s interest expense by $1,150 (August 31, 2019 ‐ $500) per year.

(iv) Concentration risk

The Company’s accounts receivable are primarily due from provincial government agencies (two of which, individually, represented more than 10% of the Company’s revenues during the year ended August 31, 2020), corporations (one of which represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2020 AND 2019	41